UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR l5d-16

Of the Securities Exchange Act of 1934

For the month: November 2005

Commission File Number: 333-114220

    Grand Toys International Limited

(Translation of registrant’s name into English)

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F [ X ]

Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10 l(b)(l): ____

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7): ____

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]    No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

GRAND TOYS INTERNATIONAL LIMITED

Index to Report on Form 6-K
Filed with the Securities and Exchange Commission
Financial Review for the Quarterly Period ended September 30, 2005

ITEMS IN FORM 6-K	PAGE

Part I – Financial Information Item 1. Consolidated Financial Statements:

Consolidated Balance Sheets At September 30, 2005 (unaudited) and December 31, 2004	4-5
Consolidated Statements of Operations (unaudited) For The Three Month and Nine Month Periods ended September 30, 2005 and 2004	6
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (unaudited) For the Nine Month Period ended September 30, 2005	7
Consolidated Statements of Cash Flows (unaudited) For The Nine Month Period ended September 30, 2005 and 2004	8

Notes to unaudited Consolidated Financial Statements	9-31

Item 2. Management’s Discussion and Analysis	32-51
Item 3. Quantitative and Qualitative Disclosures About Market Risk	51-52

Part II - Other Information

Item 1. Legal proceedings	52
Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities	52

Material Contracts	53-87
Signature 88

FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements about events and circumstances that have not yet occurred.  For example, statements including terms such as the Company "expects" or "anticipates" are forward-looking statements.  Investors should be aware that the Company's actual results may differ materially from the Company's expressed expectations because of risks and uncertainties about the future.  The Company will not necessarily update the information in this Form 6-K if and when any forward-looking statement later turns out to be inaccurate.  Risks and uncertainties that may affect the Company's future results and performance include, but are not limited to, the following: intense competition and pricing pressures in the toy industry; the general consolidation in the toy industry; whether the Company's general strategy with respect to the toy industry and the Company's implementation of that strategy will correctly anticipate key trends in the toy industry; the Company's ability to retain its product lines; the Company's relationships with retailers and other issues with respect to the Company's distribution channels.  Additional information about factors that could affect future results and events is included elsewhere in this Form 6-K, the Company’s Reports on Form 6-K filed with the SEC on May 15, 2005 and August 16, 2005, respectively, in the Company’s Annual Report of Form 20-F for the fiscal year ended December 31, 2004 and  in the Company’s registration statement on Form F-4 declared effective by the SEC on July 29, 2004..

GRAND TOYS INTERNATIONAL LIMITED

Part I. – Financial Information

Item 1.  Consolidated Financial Statements

Consolidated Balance Sheets

	September 30,	December 31,
	2005	2004
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$2,884,463	$5,885,307
Accounts receivable (net of allowance for
doubtful accounts of $1,004,614; 2004 - $696,362)	14,620,897	3,731,759
Inventory	9,173,112	2,022,270
Due from related parties (note 14)	7,031,978	5,058,938
Prepaid royalties	2,344,943	2,243,289
Other prepaid expenses and current assets (note 3)	1,410,869	1,514,786
Total current assets	37,466,262	20,456,349

Fixed assets, net (note 4)	2,119,992	2,251,824

Goodwill	17,436,307	14,736,315

Intangibles, net (note 5)	8,105,077	6,627,184

Total assets	$65,127,638	$44,071,672

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets

	September 30,	December 31,
	2005	2004
	(unaudited)

Liabilities and Shareholders’ Equity

Current liabilities:
Bank indebtedness (note 6)	$8,684,648	$786,042
Trade accounts payable	5,683,777	2,247,778
Accrued payroll and related costs	322,368	445,323
Other accounts payable and accrued liabilities	2,853,870	1,727,818
Due to related parties (note 14)	3,815,856	2,117,835
Income taxes payable	211,737	95,517
Total current liabilities	21,572,256	7,420,313

Deferred tax	1,844,850	1,381,167

Shareholders’ equity:
Capital stock (note 7):	2,110,542	2,026,346
Voting ordinary shares, $0.13 par value
100,000,000 ordinary shares authorized
16,234,937 ordinary shares issued and outstanding
(2004 – 15,587,282)
Preferred stock (note 7)
2,000,000 Series A preference shares , $0.13 par
value (2004 – Nil)	260,000	-
Deferred non-voting stock (note 7)
2 deferred non-voting share, $0.13 par value	-	-
Additional paid-in capital	37,055,225	26,632,088
Retained earnings	1,921,387	6,344,586
Accumulated other comprehensive income-
cumulative currency translation adjustment	363,378	267,172
Total shareholders’ equity	41,710,532	35,270,192

Commitments and contingencies (notes 12 and 13)

	$65,127,638	$44,071,672

See accompanying notes to unaudited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations

For the three months ended September 30,			For the nine months ended September 30,
	2005	2004	2005	2004
Net sales	$17,321,330	$7,916,181	$35,823,993	$22,711,495
Cost of goods sold	11,911,347	5,552,831	23,837,076	16,289,161
Gross profit	5,409,983	2,363,350	11,986,917	6,422,334

Other operating income	(245,188)	(26,441)	(657,048)	(282,461)

Operating costs and expenses:
General and administrative	3,644,711	1,117,501	9,579,210	2,257,625
Selling & distribution expenses	1,740,199	216,518	4,495,126	432,856
Depreciation and amortization	470,950	219,439	1,337,098	431,530
Total operating costs and expenses	5,855,860	1,553,458	15,411,434	3,122,011

Operating (loss) income:	(200,689)	836,333	(2,767,469)	3,582,784

Non-operating expense (income):
Interest expense	102,211	14,853	299,796	19,522
Interest revenue	(7,109)	(17,522)	(35,521)	(17,972)
Total non-operating expense (income)	95,102	(2,669)	264,275	1,550

(Loss) earnings before income taxes	(295,791)	839,002	(3,031,744)	3,581,234

Income taxes:
Current	51,383	209,318	116,490	706,473
Deferred	(33,047)	(8,458)	(86,190)	27,213
Total income taxes	18,336	200,860	30,300	733,686

Net (loss) earnings from operations	(314,127)	638,142	(3,062,044)	2,847,548

Dividends (note 7)	(201,469)	-	(1,361,155)	-

(Loss) earnings available to ADS
holders	$(515,596)	$638,142	$(4,423,199)	$2,847,548
(Loss) earnings per ADS (note 9):

Weighted average ADS outstanding:
Basic	16,234,937	12,729,467	16,209,567	10,930,041
Diluted	19,039,537	12,942,989	17,935,474	11,806,200
Net (loss) earnings available to ADS
holders:
Basic	$(0.03)	$0.05	$(0.27)	$0.26
Diluted	N/A	0.05	N/A	0.24

See accompanying notes to unaudited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED,

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

					Accumulated
			Additional		other
	Preferred	Capital	Paid in	Retained	comprehensive
	Stock	Stock	Capital	Earnings	income	Total
January 1, 2005	$-	$2,026,346	$26,632,088	$6,344,586	$267,172	$35,270,192

Net loss for				(3,062,044)		(3,062,044)
the period
Foreign currency					96,206	96,206
adjustment
Total
comprehensive
income				(3,062,044)	96,206	(2,965,838)

Issue of Series A Convertible Preference Shares
(note 16)	260,000	82,538	10,381,992			10,724,530

Other expenses			30,946			30,946

Dividends on
Series A Convertible Preference
Shares (note 7):				(1,361,155)		(1,361,155)

ADSs issued on option exercises		1,658	13,090			14,748

Compensation
Expense			(2,891)			(2,891)

September 30, 2005	$260,000	$2,110,542	$37,055,225	$1,921,387	$363,378	$41,710,532

See accompanying notes to unaudited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows

For the nine months ended September 30
	2005	2004

Cash flows from operating activities:
Net (loss) earnings from operations	$(3,062,044)	$2,847,548
Adjustments for:
Depreciation and amortization – General and
Administrative	1,337,098	431,530
Depreciation and amortization – Cost of goods sold	57,274	29,788
Income taxes	116,490	706,473
Deferred income taxes	(86,190)	27,213
Amortization of product development costs	-	1,609
Assets write-off	162,127	(5)
Compensation expense	(2,891)	(3,151)
Net change in non-cash operating working capital
items (note 10)	(6,870,741)	(2,542,590)
Net cash (used for) provided by operating activities	(8,348,877)	1,498,415

Cash flows from investing activities:
Acquisition expenses, net of cash received	(171,992)	(1,272,609)
Increase in product development	-	(67,950)
Proceeds from disposal of equipment	-	128
Additions to equipment and leasehold improvements	(270,465)	(529,151)
Net cash used for investing activities	(442,457)	(1,869,582)

Cash flows from financing activities:
Increase (decrease) in bank indebtedness	5,770,087	(439,588)
Issuance of share capital on merger	-	8,700,000
Repayment of obligation under a finance lease	-	(4,587)
Proceeds from ADSs issued on option exercises, net of
compensation expenses	14,748	-
Other	5,655	(8,840)
Net cash provided from financing activities	5,790,490	8,246,985

Net (decrease) increase in cash and cash equivalents	(3,000,844)	7,875,818
Cash and cash equivalents, beginning of period	5,885,307	1,921,710
Cash and cash equivalents, end of period	$2,884,463	$9,797,528

See accompanying notes to unaudited consolidated financial statements.

Supplemental disclosure of cash flow information (note 11)

GRAND TOYS INTERNATIONAL LIMITED

Notes to audited Consolidated Financial Statements

Grand Toys International Limited (the “Company”), a Nasdaq SmallCap Market listed company, is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). The Company’s main subsidiaries are Playwell International Limited (“Playwell”), which is organized under the laws of Hong Kong, and Grand Toys International, Inc. (“Grand US”), which is organized under the laws of Nevada, United States of America (“US”).  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops and supervises the outsourced manufacturing of toy and toy related products, and distributes them and other licensed products throughout the world.  The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell.

On August 16, 2004, the Company purchased the shares of Playwell.  For accounting purposes, the acquisition has been accounted for as a reverse acquisition, in which Playwell was the acquirer.  The Company’s results for the period January 1, 2005 to September 30, 2005 represent the consolidated results of the Company, Playwell and Grand US.

On March 1, 2005, Grand US acquired International Playthings Inc. (“IPI”), a New Jersey, US toy distributor.  The operating results for IPI are included in the consolidated results of the Company since March 1, 2005.

Except as otherwise indicated, references to the Company include Grand Toys International Limited and its subsidiaries.

1.

Significant accounting policies:

a)

Principles of consolidation:

These consolidated financial statements, presented in US dollars and in accordance with accounting principles generally accepted in the US, include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated.

b)

Revenue recognition:

Sales are recognized at the time of transfer of ownership, which is generally upon the shipment of products.  The Company estimates liabilities and records provisions for customer allowances as a reduction of revenue when such revenue is recognized.

Net sales include gross revenues, freight charged to customers and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowances, markdowns, freight and warehouse allowances.

Cooperative advertising expense for the three-month and nine-month periods ended September 30, 2005 and 2004 were $143,898, $nil, $297,131 and $nil, respectively, and are shown as a reduction of revenues in the financial statements.

Slotting fees are recorded as a deduction of gross sales. These fees are determined annually on a customer by customer basis.

c)

Cost of goods sold:

Cost of goods sold includes cost of merchandise, royalties, duties, brokerage fees, inbound freight, packaging, product development, provision on slow-moving inventory and mould amortization.

d)

General and administrative costs:

General and administrative costs include rent, insurance costs, administrative salaries and related costs, travel and entertainment, utilities, courier, repairs and maintenance, communications expenses, office supplies, professional fees, dues and memberships, bank charges and property taxes.

e)

Selling and distribution expenses:

Selling and distribution expenses include sales salaries and fringe benefits, sales commissions, advertising and promotion and outbound shipping and handling costs.

For the three-month periods ended September 30, 2005 and 2004, freight out was $534,545 and $79,916, respectively, and for the nine-month periods ended September 30, 2005 and 2004, freight out was $1,076,839and $125,763 respectively.

Media advertising expense for the three-month periods ended September 30, 2005 and 2004 were $10,752 and $9,728, respectively, and for the nine-month periods ended September 30, 2005 and 2004, $422,574 and $13,963, respectively.

f)

Earnings per American depositary share (“ADS”):

In accordance with Financial Accounting Standards Board Statement (“SFAS”) No. 128, the weighted average shares outstanding, for purposes of presenting comparative earnings per ADS, is retroactively restated to January 1, 2004 in order to reflect the recapitalization that occurred on August 16, 2004 in connection with the reorganization merger and the Playwell acquisition.  Each ADS represents beneficial ownership interest of one ordinary share of the Company.

i)

Basic earnings per ADS are determined by dividing the weighted average number of ADSs outstanding during the period into net earnings attributable to ADS holders.

ii)

Diluted earnings per ADS give effect to all potentially dilutive ADSs that exist at the balance sheet date.

g)

Trade receivables:

Trade accounts receivables are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.  The Company determines the allowance based on historical write-off experience.  The Company reviews its allowance for doubtful accounts monthly.  Past due balances over 90 days and over a specified amount are reviewed individually for collectibility.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any off-balance sheet credit exposure related to its customers.

h)

Inventory:

Inventory, consisting of raw materials, work-in-process and finished goods, is valued at the lower of cost, determined by the first in, first out method or net realizable value.  The only significant class of inventory is finished goods.

i)

Prepaid expenses:

Prepaid expenses primarily include insurance, advances on inventory purchases, current portion of royalties and real estate taxes.  Insurance costs are written off over the term of the respective policies.

Prepaid royalties relate to licensing agreements for properties licensed from third parties, including character licenses.  Some of these contracts extend for up to eight years.  Total expense for the three-month and nine-month periods ended September 30, 2005 and 2004 was $430,395, $21,166, $888,893 and $113,398, respectively.  For the three-month and nine-month periods ended September 30, 2005 and 2004, in the statements of operations, $407,084, $14,486, $626,930 and $106,718, respectively, are shown as part of cost of goods sold and $23,311, $6,680, $261,963 and $6,680, respectively, are shown as part of general and administrative expenses.  The amounts expected to be recognized in the statement of operations during the remainder of 2005 and the fiscal years ending December 31, 2006, 2007, 2008 and 2009 are $1,001,114, $521,614, $402,166, $204,101, and $215,948, respectively.

Prepaid property taxes are amortized on a straight-line basis over the period to which they relate.  The amount expected to be recognized in the statement of operations during the remainder of 2005 is $42,962.

j)

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. If an item is discontinued, the unamortized portion is written off immediately.  During the nine-month period ended September 30, 2005, $162,127 of unamortized moulds for discontinued products were written off.  The estimated useful lives of the assets are as follows:

Asset	Useful lives (in years)

Leasehold improvements	3 - 10
Plant & machinery	10
Furniture, fixtures and equipment	3 – 5
Moulds and loose tools	2 - 10

k)

Goodwill:

Goodwill represents the excess of costs over fair value of assets of businesses acquired.  The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets.  Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

l)

Intangibles:

Intangibles are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

License	8
Distribution network	10
Customer relationship	10
Trade name	4 - indefinite
Trademark	6-7
Other acquired rights	1-4

m)

Impairment of long-lived assets:

The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS No. 144 requires long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.   An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

n)

Incomes taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

o)

Foreign currency translation:

i)

Grand Toys Ltd., a Canadian subsidiary of Grand US (“Grand Canada”) uses the Canadian dollar as its functional currency.  The operating subsidiaries of Playwell use the Hong Kong dollar as their functional currency. IPI, a subsidiary of Grand US, uses the U.S. dollar as its functional currency.  Financial statements of the self-sustaining foreign operations are translated into US dollars using the exchange rate prevailing at the balance sheet date for assets and liabilities and the average exchange rate for the period for revenues, expenses and cash flows.  The resulting currency translation adjustments are accumulated and reported in other comprehensive income.

ii)

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date.  Revenues and expenses denominated in foreign currencies are translated at the rate of exchange prevailing at the transaction dates.  All exchange gains and losses are included in income.

p)

Employee stock option plan:

The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.  SFAS No. 123, Accounting for Stock-Based Compensation, allows entities to continue to apply the provisions of APB Opinion No. 25 and requires pro-forma net earnings and pro-forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

The disclosure under SFAS No. 123 (as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure) are as follows:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004

(Loss) earnings available to ADS
Holders, as reported	$(515,596)	$638,142	$(4,423,199)	$2,847,548
Add compensation income cost
resulting from:
Application of variable accounting
to modified awards under
APB Opinion No. 25	(361)	(3,151)	(2,891)	(3,151)
Application of fair value
method under SFAS 123	(219,011)	(71,500)	(274,980)	(71,500)
Pro forma net (loss) earnings
available to ADS holders:	$(734,968)	$563,491	$(4,701,070)	$2,772,897
Reported net (loss) earnings
available to ADS holders:
Basic	$(0.03)	$0.05	$(0.27)	$0.26
Diluted	N/A	0.05	N/A	0.24
Pro forma net earnings per
ADS holders
Basic	$(0.05)	$0.04	$(0.29)	$0.25
Diluted	N/A	0.04	N/A	0.23

q)

Comprehensive income:

Comprehensive income consists of net income and cumulative currency translation adjustments and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

r)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods.  Significant items subject to such estimates and assumptions include the carrying amount of goodwill, fixed assets, intangibles, valuation allowances for receivables, inventories and reserves for warranties and product returns.  Actual returns may differ from such estimates.  Differences from those estimates are recorded in the period they become known.

s)

Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

t)

Recent Accounting Pronouncements:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after July 1, 2005.  The Company adopted SFAS No. 151 effective July 1, 2005 and there were no material impacts on the results presented.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.   The Company adopted SFAS No. 123R effective July 1, 2005 and there were no material impacts on the results presented.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach.  Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.  Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.  Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123.  Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted.  The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested.  The Company will adopt the modified-prospective transition method and believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in (p) above pursuant to the disclosure requirements of SFAS No. 148.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29.  SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively.   The Company adopted SFAS No. 153 effective July 1, 2005 and there were no material impacts on the results presented.

In May 2005, the FASB issued SFAS No. 154, Changes and Errors Corrections – An Amendment of APB Opinion No. 20. and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of this Statement shall be applied prospectively.  In accordance with the standard, the Company will adopt SFAS No. 153 effective December 15, 2005.

2.

Segment information:

(a) Starting in the third quarter of 2004, the Company began reporting results of operation under two segments: Manufacturing and Distribution. This is how the Company manages its business and how it classifies its operations for planning and measuring performance.

The manufacturing segment consists of mould manufacturing for the subsidiaries of the Company and third parties. The distribution segment develops and produces products for sale to both related parties and third parties, and distributes products developed by the Company and third parties.

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
Net sales:
Distribution	$16,380,074	$6,913,718	$33,000,870	$20,662,792
Manufacturing	988,587	1,432,427	2,978,984	2,818,131
Elimination of inter-segment sales	(47,331)	(429,964)	(155,861)	(769,428)
Total net sales	$17,321,330	$7,916,181	$35,823,993	$22,711,495
Operating (loss) income:
Distribution	$(1,274,540)	$436,704	$(2,125,049)	$3,458,063
Manufacturing	9,324	723,409	604,623	448,501
Unallocated Corporate	1,064,527	(323,780)	(1,247,043)	(323,780)
Total operating (loss) income	$(200,689)	$836,333	$(2,767,469)	$3,582,784
Depreciation and amortization:
Distribution	$470,950	$219,439	$1,337,098	$431,530
Manufacturing
(in Cost of goods sold)	18,166	9,993	57,274	29,788
Unallocated Corporate	-	-	-	-
Total depreciation and amortization	$489,116	$229,432	$1,394,372	$461,318
Interest income:
Distribution	$6,611	$7,133	$21,135	$7,583
Manufacturing	-	-	-	-
Unallocated Corporate	498	10,389	14,386	10,389
Total interest income	$7,109	$17,522	$35,521	$17,972

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
Interest expense:
Distribution	$102,211	$14,839	$154,707	$19,508
Manufacturing	-	14	-	14
Unallocated Corporate	-	-	145,089	-
Total interest expense	$102,211	$14,853	$299,796	$19,522
Income taxes, net:
Distribution	$(28,698)	$119,038	$(81,231)	$570,610
Manufacturing	47,034	81,822	111,531	163,076
Unallocated Corporate	-	-		-
Total income taxes, net	$18,336	$200,860	$30,300	$733,686
Net (loss) earnings from
operations:
Distribution	$(1,341,442)	$518,466	$(2,177,390)	$2,742,492
Manufacturing	(37,714)	433,067	493,092	418,447
Unallocated Corporate	1,065,029	(313,391)	(1,377,746)	(313,391)
Total net (loss) earnings from
Operations	$(314,127)	$638,142	$(3,062,044)	$2,847,548
Additions to long-lived assets:
Distribution	$439,125	$7,113,490	2,886,288	7,342,086
Manufacturing	856	77	8,338	9,826
Unallocated Corporate	-	-	-	-
Total additions to long-lived assets	$439,981	$7,113,567	$2,894,626	$7,351,912
Bad debt expense:
Distribution	$57,430	$5,641	$149,750	$5,641
Manufacturing	-	-	-	-
Unallocated Corporate	-	-	-	-
Total bad debt expense	$57,430	$5,641	$149,750	$5,641

	September 30,	December 31,
	2005	2004
Assets:
Distribution	$60,073,662	$36,393,939
Manufacturing	4,507,601	3,901,081
Unallocated Corporate	546,375	3,776,652
Total assets	$65,127,638	$44,071,672

Goodwill acquired as a result of the IPI acquisition on March 1, 2005 has been allocated to the Distribution segment of the Company.

(b) Geographical information:

Net sales by geographic areas attributable to countries based on the ultimate location of where the products were shipped, are as follows:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
US	$8,895,274	$1,122,048	$17,562,218	$1,749,963
Asia	1,859,642	3,180,367	4,167,582	15,247,347
Europe	2,809,703	1,655,510	5,999,212	3,557,433
Canada	3,708,162	1,574,156	7,833,337	1,668,680
Other	48,549	384,100	261,644	488,072
Total net sales	$17,321,330	$7,916,181	$35,823,993	$22,711,495

(c) Long-lived assets principally include fixed assets and intangibles, based on their location are as follows:

	September 30,	December 31,
	2005	2004
US	$4,846,667	$2,771,454
Canada	3,464,454	3,808,332
Hong Kong	1,913,948	2,299,222

Total long-lived assets	$10,225,069	$8,879,008

d) Revenue from external customers by product category are summarized as follows:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
OEM	$2,414,665	$2,292,330	$5,220,940	$14,262,440
Playwell plastic	1,088,380	1,983,429	1,962,354	3,309,983
Distributed lines	10,670,624	1,302,966	21,876,974	1,302,996
Playwell wood	461,339	1,050,436	724,810	1,510,548
Proprietary lines	1,745,066	276,825	3,215,792	276,825
Other	941,256	1,010,195	2,823,123	2,048,703
Total net revenues	$17,321,330	$7,916,181	$35,823,993	$22,711,495

(e) Customer and vendor concentration:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2005	%	2005	%
Customer A	$900,709	5.20	$2,901,743	8.10
B	568,139	3.28	1,196,521	3.34
C	514,443	2.97	1,182,192	3.30
All others	15,338,039	88.55	30,543,537	85.26
Total net sales	$17,321,330	100	$35,823,993	100

	For the three months		For the nine months
	ended September 30,		Ended September 30,
	2004	%	2004	%
Customer A	$2,332,107	29.46	$13,256,700	58.37
B	376,019	4.75	933,442	4.11
C	321,397	4.06	451,959	1.99
All others	4,886,658	61.73	8,069,394	35.53
Total net sales	$7,916,181	100%	$22,711,495	100%

Sales of toys purchased from the Company's two largest suppliers of toys in aggregate accounted for 19% and 51% of gross sales for the three months ended September 30, 2005 and 2004, respectively.

Sales of toys purchased from the Company's two largest suppliers of toys in aggregate accounted for 20% and 60% of gross sales for the nine months ended September 30, 2005 and 2004, respectively.

3.

Other prepaid expenses and current assets:

	September 30, 2005	December 31, 2004
Prepaid inventory	$33,797	$171,266
Insurance	487,020	477,569
Other current assets	164,874	598,843
Other prepaid expenses	725,178	267,108
Total other prepaid expenses and current assets	$1,410,869	$1,514,786

4.

Fixed assets:

	September 30, 2005		December 31, 2004
	Cost	Accumulated Depreciation	Cost	Accumulated depreciation
Leasehold improvements	$392,580	$354,754	$349,540	$315,489
Plant & machinery	674,553	336,924	548,901	270,814
Furniture, fixtures &
equipment	699,318	391,194	511,877	273,690
Mould & loose tools	2,155,158	718,745	2,178,814	477,315
Total fixed assets	$3,921,609	$1,801,617	$3,589,132	$1,337,308

Net book value		$2,119,992		$2,251,824

Depreciation of $18,166 and $9,993 has been charged to cost of goods sold for the three months ended September 30, 2005 and 2004, respectively and $57,274 and $29,788 for the nine months ended September 30, 2005 and 2004.

5.

Intangibles:

	September 30, 2005		December 31, 2004
	Cost	Accumulated Amortization	Cost	Accumulated amortization
License	$2,549,217	$335,238	$2,545,974	$97,288
Distribution network	2,590,000	248,042	1,790,000	67,125
Customer relationship	1,085,000	107,220	811,000	30,412
Trade name	1,396,000	48,708	786,000	-
Trademark	1,247,345	809,964	1,246,173	664,169
Other acquired rights	1,070,000	283,313	372,000	64,969

Total intangibles	$9,937,562	$1,832,485	$7,551,147	$923,963

Net book value		$8,105,077		$6,627,184

Amortization expense for the three months ended September 30, 2005 and 2004 was $316,433 and $172,386, respectively, and $908,045 and $220,776 for the nine months ended September 30, 2005 and 2004, respectively.  Based on current balances and estimated useful lives, the Company expects amortization expense to be $252,254, $979,250, $1,009,017, $984,173 and $766,100 in the remainder of 2005 and the fiscal years ended 2006, 2007, 2008 and 2009, respectively.  This would be calculated using the current balances for intangibles and the useful lives for each classification within the intangibles group.

6.

Bank indebtedness:

The Company’s indirect wholly-owned US subsidiary, IPI, maintains a $10.0 million revolving credit facility agreement with Citibank N.A., expiring on June 30, 2006, although the facility is uncommitted and Citibank has the right to refuse to make advances in its sole discretion.  The interest rate on the revolving loan payable is LIBOR + 175 basis points or prime – ½%, at the Company’s election.  The loan is collateralized by all of IPI’s assets and there are covenants and cross defaults attached to the facility.  Borrowing is limited based on a borrowing base formula consisting of eligible receivables and inventory.  As of September 30, 2005, the amount outstanding was $8.0 million.

The Company’s indirect wholly-owned Canadian subsidiary, Grand Toys Ltd., has a line of credit with Montcap Financial to finance its inventory and accounts receivable for advances of up to $3.01 million (CA$3.5 million). The receivable line has a discount fee of 2.0% of invoice amount purchased and the inventory line bears interest at Canadian prime plus

7.5%. The line of credit is for a period of one year and is renewed automatically, unless prior notice is given by either the lender or Grand Toys Ltd.

The line of credit is secured by a lien on the assets of Grand Toys Ltd.  There are no debt covenants or cross-default provisions.

As of September 30, 2005, Grand Toys Ltd. had $2,325,587 (December 31, 2004 - $2,560,000) of credit available under the Montcap Financial facility, subject to the existence of eligible inventory and accounts receivable.   At September 30, 2005, Grand Toys Ltd. had bank indebtedness of $684,648 (December 31, 2004 - $351,562), which represents receivable advances on $955,861 (December 31, 2004 - $1,747,589).

As of September 30, 2005, Playwell had $nil (December 31, 2004 - $434,480) of discounted bills.  The amounts are payable by customers’ banks.  The recourse provisions provide that if such banks do not make the required payments, Playwell’s bank would have recourse to Playwell for the full amount.  In the opinion of management, the likelihood of such occurrence is remote.

In October 2005, the Company amended IPI’s existing Citibank facility by increasing the line to $15.0 million which includes a $2.0 million sub-limit for Grand Toys Ltd.  $4.3 million (CA 5.0 million) of the amended credit has been guaranteed by Grand Toys Ltd.  In conjunction with this, the Montcap credit facility was terminated.

7.

Capital stock

a) On August 16, 2004, Grand US and Centralink Investments Limited completed the transactions contemplated by a Subscription and Exchange Agreement dated as November 14, 2003, which Subscription and Exchange Agreement was subsequently amended on March 6, 2004, March 31, 2004, May 31, 2004 and July 26, 2004 (as so amended, the “Subscription and Exchange Agreement”) pursuant to which, among other matters, the following transactions were completed:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADS, evidenced by one American depositary receipt (“ADR”), representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs;

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds primarily for related parties; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•

Centralink subscribed for 5,000,000 ADSs for cash and other consideration in a total amount of $11,000,000.

b)

As of September 30, 2005, there were 16,234,937 ordinary shares of the Company issued and outstanding. These ordinary shares are traded in the US on Nasdaq in the form of ADSs, and are evidenced by ADRs.

c)

ADS transactions:

August 2004:

5,580,244 ADSs representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the reorganization merger of Grand US and the Company.

10,000,000 ADSs representing 10,000,000 ordinary shares were issued to Centralink, of which 5,000,000 were issued in exchange for the shares of Playwell International Limited.

December 2004:

7,038 ADSs representing 7,038 ordinary shares were issued upon exercise of stock options.

January 2005:

2,000 ADSs representing 2,000 ordinary shares were issued upon exercise of stock options.

March 2005:

250 ADSs representing 250 ordinary shares were issued upon exercise of stock options.

582,730 ADSs representing beneficial ownership of 582,730 ordinary shares were issued in partial consideration for the Company’s acquisition of IPI.

April 2005:

52,175 ADSs representing beneficial ownership of 52,175 ordinary shares were issued in lieu of a cash payment of accrued interest on the Company’s Exchangeable Note in the principal amount of $7,675,000 (the “Exchangeable Note”).

10,500 ADSs representing beneficial ownership of 10,500 ordinary shares were issued upon exercise of stock options.

d)

Preferred shares

2,000,000 Series A Convertible Preference shares were issued in exchange for the “Exchangeable Note”.

e)

Deferred non-voting shares

2 Deferred non-voting shares were issued to Rich Asia Consultants Limited  as a result of the reorganization merger of Grand US and the Company.

f)

The number of ordinary shares/ADSs, Preference Shares and Deferred non-voting shares is as follows:

			Deferred
	Common	Preferred	Non-voting
	Stock	Stock	Stock
January 1, 2004
Playwell , historical	101	-	-
Conversion factor	99,010	-	-
Ordinary Shares	10,000,000	-	-
ADSs issuance on reorganization merger	5,580,244	-	-
Deferred non-voting shares	-	-	2
Option exercise	7,038	-	-
December 31, 2004	15,587,284	-	2
ADS issuance in consideration for IPI acquisition	582,730	-	-
ADS issuance on settlement of interest on Exchangeable Note	52,175	-	-
Option exercise	12,750	-	-
Preference share issuance in exchange for Exchangeable Note	-	2,000,000	-
September 30, 2005	16,234,937	2,000,000	2

g)

Dividends:

Deemed dividends of $991,426 (note 16) are based on the difference between the effective conversion price of the Series A Convertible Preference shares and the market price of the ADSs at the March 1, 2005 issuance date of the Exchangeable Note.

Actual dividends of $369,729 on the Preference Shares of which $168,260 have been satisfied in full by the issuance of 73,030 ADSs in October 2005, and $201,469 which have been accrued at September 30 2005 and will be settled at the year end.

8.

Stock options and warrants:

Grand US maintained an amended and restated employee stock option plan (the "Old Option Plan") which provided for the issuance of up to 300,000 options to acquire common stock of Grand US.  As part of the reorganization merger, the Company agreed to issue ADSs in satisfaction of Grand US’s obligations to issue shares upon exercise of options granted under the Grand US Option Plan.

On August 13, 2004, the Company adopted the Grand Toys International Limited 2004 Stock Option Plan (the "New Option Plan") which provides for the issuance of options to purchase up to 1,558,024 ADSs.

Stock options granted under the Old Option Plan and New Option Plan may be incentive stock options under the requirements of the US Internal Revenue Code, or may be non-statutory stock options, which do not meet such requirements.  Options may be granted under the Old Option Plan or the New Option Plan to, in the case of incentive stock options, all employees (including officers) of the Company, or, in the case of non-statutory stock options, all employees (including officers) or non-employee directors of the Company.  Under the Old Option Plan and the New Option Plan, the exercise price of each option granted was equal to the market price of the common stock of Grand US on the grant date and an option’s maximum term is ten years.

The options granted in 2004 were granted outside the Old Option Plan and the New Option Plan, except for options to purchase 46,875 ADSs, which were automatically granted to directors under the New Option Plan.

Changes in options and warrants are as follows:

	Option Plan	Other stock options	Warrants	Total	Weighted-average exercise price per share
January 1, 2005	208,176	1,290,375	412,143	1,910,694	$2.28

Granted	39,000	270,907	357,143	667,050	2.19
Exercised	(10,750)	(2,000)	-	(12,750)	1.16
Cancelled	(1,000)	-	(357,143)	(358,143)	2.12

Options and warrants
outstanding at
September 30, 2005	235,426	1,559,282	412,143	2,206,851	$2.28

Options and warrants
exercisable at
September 30, 2005	235,426	672,455	412,143	1,320,024	$2.18

The following tables summarize information about options and warrants outstanding and exercisable at September 30, 2005:

Options and warrants outstanding :
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $2.00	357,458	$1.12	5.73
$2.12 - $3.07	1,835,393	2.41	7.39
$5.62 - $11.00	1,000	7.78	4.82
$16.00 - $87.60	13,000	16.69	3.29

	2,206,851	$2.28	7.10

Options and warrants exercisable :
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $2.00	315,840	$1.01	5.70
$2.12 - $3.07	990,184	2.35	6.28
$5.62 - $11.00	1,000	7.78	4.82
$16.00 - $87.60	13,000	16.69	3.29

	1,320,024	$2.18	6.11

 The weighted average fair value of options granted in 2005 was $1.04, which is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

For the three months ended September 30, 2005:

Weighted average expected life (years)	3

Risk-free interest rate, average of grant dates	3.84%

Volatility factor of expected market price of Company’s ADSs	64.6%

Dividend rate	-

Pro-forma information regarding net earnings and earnings per ADS is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement (note 1).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect their fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Compensation income of $2,891 and $3,151 was recorded for the nine months ended September 30, 2005 and 2004, respectively, as a result of the application of variable accounting to modified awards.

9.

Earnings per ADS:

For the quarter ended September 30, 2005, options and warrants to purchase 2,206,851 ADSs (September 2004 - 1,087,375) were not included in the diluted earnings per ADS calculation as their effect is anti-dilutive.

For the nine months ended September 30, 2005, options and warrants to purchase 2,206,851 ADSs (September 30, 2004 – 16,500) and the 2,804,600 ADSs issuable upon conversion of the Company’s Series A Convertible Preference Shares have not been included in the diluted earnings per ADS calculation as their effect is anti-dilutive.

10.

Net change in non-cash operating working capital items:

For the nine months ended September 30,
	2005	2004
Continuing operations:
Increase in accounts receivable	$(6,278,118)	$(164,988)
(Increase) decrease in receivable from related companies	(1,407,297)	86,524
Increase in inventory	(2,681,330)	(595,616)
Decrease (increase) in other prepaid expenses and current
assets	1,451	(2,067,407)
Increase in trade accounts payable	2,978,244	(50,576)
Decrease in payable to related companies	2,107,611	279,724
Increase in other accounts payable and
accrued liabilities	(1,591,302)	(20,926)
Decrease in amount due to director	-	(4,322)
Decrease in income taxes payable	-	(5,003)
Total net change in non-cash operating working capital items	$(6,870,741)	$(2,542,590)

11.

Supplemental disclosure of cash flow information:

For the nine months ended September 30,
	2005	2004
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$154,707	$19,522
Income taxes	847	5,003

12.

Commitments:

(a)  The Company has entered into long-term leases with minimum annual rental payments for the next five years and thereafter approximately as follows:

2005	$270,141
2006	1,495,657
2007	1,531,841
2008	1,060,858
2009	946,203
2010	656,513

Rent expense for the three months ended September 30, 2005 and 2004 amounted to approximately $116,880 and $27,777, respectively, and $580,720 and $132,403 for the nine months ended September 30, 2005 and 2004, respectively.

Grand Toys Ltd., the Company’s Canadian subsidiary, has entered into a long-term agreement to sub-lease a portion of its warehouse, resulting in a reduction of the minimum annual rental payments presented above of approximately $34,000, $138,000, $142,000 and $84,000 for the remainder of 2005 and the years 2006, 2007 and 2008, respectively.

(b)  As at September 30, 2005, the Company has license agreements that include the minimum guarantees of royalties for 2005 through 2012. The amounts are $2,803,402, $1,593,496, $1,838,142, $1,930,000 and $2,262,500 for the remainder of 2005, 2006 through 2009, respectively, and $2,250,000 annually from 2010 to 2012.

13.

Contingencies:

Grand Toys Ltd. was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement is covered by insurance.

The Company believes that the ultimate resolution of the one unresolved claim will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

14.

Related party transactions:

The Company has defined a related party as a company that is owned or controlled by the majority shareholder of the Company.

Name of related party	September 30, 2005	December 31, 2004
a) Amount due from related party:
Toy Biz Worldwide Limited	$2,748,075	$551,934
Playwell Toy (China) Ltd.	1,008,085	1,005,687
Sunny Smile International Ltd.	999,924	997,917
Cornerstone Overseas Investments, Limited	678,817	1,293,273
Playwell Industry Limited	537,770	497,398
Centralink Investments Limited	443,452	-
Guangzhou Playwell Trading Co. Ltd.	320,345	155,238
Dongguan Bailiwei Plaything Co. Ltd.	275,305	351,293
Kord Gifts	14,950	-
Hua Yang Printing Holdings Co. Ltd.	4,402	3,776
Long Sure Industries Ltd.	853	1,042
Brand Management Ltd.	-	164,438
China Retail Management	-	3,570
New Adventures Corporation	-	31,945
Great Asian Development Inc.	-	1,271
Dongguan Playwell Products Co. Ltd.	-	156
Total due from related party	$7,031,978	$5,058,938
b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	$1,597,380	$1,008,705
Playwell Industry Ltd.	1,584,527	380,928
Centralink Investments Limited	305,378	304,765
China Retail Management	208,732	-
Toy Biz Worldwide Ltd.	115,490	147,341
Directors/Shareholders	4,349	155,911
Hong Kong Toy USA	-	115,289
Grand Toys Ltd.	-	4,896
Total due to related party	$3,815,856	$2,117,835

The amounts are unsecured, interest-free and have no fixed term of repayment or with normal trading terms for the trading balances.

	For the three months		For the nine months
Playwell International	ended September 30,		ended September 30,
Limited	2005	2004	2005	2004
Sales
Toy Biz Worldwide Ltd.	$200	$1,572,446	$197,146	$12,077,054
Dongguan Bailiwei
Plaything Co. Ltd	-	14,624	-	108,492
Playwell Industry Ltd.	39,128	47,164	130,326	342,090
	39,328	1,634,234	327,472	12,527,636
Purchases
Playwell Industry Ltd.	1,330,911	2,884,241	2,599,104	11,315,851
Zhejiang Playwell Toy
Co., Ltd.	1,732,635	1,384,773	3,634,477	2,732,115
Dongguan Bailiwei
Plaything Co. Ltd	-	23,398	-	23,398
	3,063,546	4,292,412	6,233,581	14,071,364
Mould income
Toy Biz Worldwide Ltd.	893,033	909,963	2,666,951	1,478,046
Playwell Industry Ltd.	(35)	(3)	(34,179)	8,981
	892,998	909,960	2,632,772	1,487,027
Commission income
Playwell Industry Ltd	-	(39)	-	115,129
	-	(39)	-	115,129
Royalty income
Guangzhou Playwell
Trading Co. Ltd.	38,584	-	151,397	65,351
	38,584	-	151,397	65,351
Other income
Toy Biz Worldwide Ltd.	8,526	41,555	35,033	84,551
Playwell Industry Ltd	-	1,617	-	1,617
	8,526	43,172	35,033	86,168
Other expenses
Playwell Industry Ltd.	1,648	(608)	4,998	34,642
	1,648	(608)	4,998	34,642

	For the three months		For the nine months
	ended September 30,		ended September 30,
Grand US	2005	2004	2005	2004
Purchases
Toy Biz Worldwide Ltd.	$623,376	219,264	$1,419,416	$219,264
Commissions
Toy Biz Worldwide Ltd.	10,448	8,846	13,017	8,846

15.

Financial instruments:

a)

Fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instruments.  These estimates are subjective in nature and often cannot be determined with precision.

The fair value of the Company's financial assets and liabilities approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

b)

Credit risk and economic dependence:

For the three months ended September 30, 2005, approximately 14% (September 30, 2004 – 19%) of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 9% (September 30, 2004 - 13%) of total sales, individually accounted for 3% or more (September 30, 2004 - 3%) of total sales.

For the nine months ended September 30, 2005, approximately 15% (September 30, 2004 – 12%) of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 9% (September 30, 2004 - 8%) of total sales, individually accounted for 3% or more (September 30, 2004 - 2%) of total sales.

The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss.

c)

Interest rate risk:

The Company’s principal exposure to interest rate risk is with respect to its short-term financing which bears interest at floating rates.

16.

Acquisition:

On March 1, 2005, the Company acquired the assets of New Jersey based IPI, a distributor of a broad range of toys primarily to the consumer specialty markets in the US and Canada.

Pursuant to the asset purchase agreement, the purchase price for the assets was $8,862,000, of which $7,262,000 was paid in cash and $1,600,000 was paid by the delivery of 582,730 ADSs.  Acquisition costs relating to the acquisition of IPI were approximately $853,000.  In order to finance the cash portion of the purchase price and to provide ongoing working capital for IPI, the Company sold to Centralink the Exchangeable Note in the principal amount of US$7,675,000 for proceeds of US$7,400,000.  The Exchangeable Note was sold at a US$275,000 discount in order to compensate the ultimate beneficial owner of Centralink, who is also the controlling shareholder of the Company, for providing the sellers of IPI with the option to require Centralink to purchase the portion of the purchase price paid in ADSs after the first anniversary of the closing of the IPI acquisition. The Exchangeable Note bore interest at 15% per annum and was exchanged for 2,000,000 Series A Convertible Preference shares of the Company when the issuance of the Series A Convertible Preference Shares was approved by the Company’s shareholders at the Company’s 2005 Annual General Meeting on April 15, 2005.

The Series A Convertible Preference Shares accrue preferential dividends at a rate of 10.5% per annum and are convertible into an aggregate of 2,804,600 ADSs based upon a current conversion price of $2.7365 per share.  Centralink  has voting rights for the Series A Convertible Preference Shares equal to the number of votes that Centralink would have if the Series A Convertible Preference Shares were converted into ordinary shares/ADSs.

The September 30, 2005 balance sheet reflects the exchange of the Exchangeable Note into Series A Convertible Preference Shares. The conversion feature relating to the preferential conversion price of the Series A Convertible Preference shares has been valued at $991,426, based on the difference between the effective conversion price and the market price of the ADSs at the March 1, 2005 issuance date of the Exchangeable Note.  This value is considered to be deemed dividends to the holder of the Series A Convertible Preference Shares and reduces earnings available to the ADS holders.

The total amount recorded in additional paid in capital as of September 30, 2005 was as follows:

(Amounts reported in thousands)
Exchangeable Note	$7,415
ADSs issued to IPI sellers on
Acquisition	1,542
Exchangeable Note features:
Beneficial conversion feature	991
Fair value of put option	434

Total	$10,382

The following table summarizes the fair value of the assets acquired and liabilities assumed in partial satisfaction of Centralink’s subscription for the Company’s ADS.

(Amounts reported in thousands)
Current assets	$8,973
Long term assets	328
Intangible assets	2,382
Goodwill	2,709
Current liabilities	(3,525)
Deferred tax liabilities	(550)
Net assets acquired	$10,317

The acquired intangible assets consist of:

(Amounts reported in thousands)
Distribution network	$800
Trade name	610
Customer relationship	274
Other acquired rights	698
Total intangible assets	$2,382

The Company engaged Empire Valuation Consultants, an independent valuator, to perform a purchase price allocation review of this transaction.

17.

Pro Forma presentation:

The following unaudited pro forma combined statement of operations gives effect to the business combination of the Company, Grand US and IPI.  The IPI acquisition, which occurred on March 1, 2005, is being accounted for under the purchase method of accounting, as required by SFAS No. 141 Business Combinations.  Under this method of accounting, the purchase price has been allocated to the fair value of the net assets acquired, including goodwill.

The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2004 combine the consolidated statements of operations of the Company, Grand US and IPI as if the acquisition had taken place on January 1, 2004.

The unaudited pro forma combined statement of operations is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions.

The accounting policies used in the preparation of the pro forma combined statement of operations are disclosed in Note 1 to the audited consolidated financial statements for the year ended December 31, 2004.  The pro forma combined statement of operation for the nine months ended September 30, 2004 give effect to the amortization of intangibles.

Pro Forma Combined Information:

(In thousands, except share and per share data)
For the three months ended September 30,
	2005	2004

Net Sales	$17,321	$16,715
Gross profit	5,410	5,775

Net (loss) earnings from operations	$(314)	$1,288
Net (loss) earnings available to ADS	$(516)	$1,288

Net (loss) earnings per ADS:
Basic	$(0.03)	$0.10
Diluted	N/A	0.10

Weighted average number of ADS:
Basic	16,234,937	12,729,467
Diluted	19,039,537	12,942,989

(In thousands, except share and per share data)
For the nine months ended September 30,
	2005	2004

Net Sales	$39,321	$47,080
Gross profit	13,647	16,332

Net (loss) earnings from operations	$(3,238)	$3,422
Net (loss) earnings available to ADS	$(4,599)	$3,422

Net (loss) earnings per ADS:
Basic	$(0.28)	$0.31
Diluted	N/A	0.29

Weighted average number of ADS:
Basic	16,209,567	10,930,041
Diluted	17,935,474	11,806,200

18. Subsequent event:

•

In October 2005, the Company issued 73,030 ADS in full satisfaction of the $168,260 semiannual dividend to Centralink payable on June 30, 2005.

•

In October 2005, the Company amended IPI’s existing Citibank facility by increasing the line to $15.0 million which includes a $2.0 million sub-limit for Grand Toys Ltd..  $4.3 million (CA 5.0 million)  of the amended credit has been guaranteed by Grand Toys Ltd.  In conjunction with this, the Montcap credit facility was terminated.

Item 2.  Management’s Discussion and Analysis:

The following should be read in conjunction with the unaudited consolidated financial statements included in this Report on Form 6-K, the Company’s Audited Financial Statements for the fiscal year ended December 31, 2004, the Company’s Registration Statement on Form F-4 which was declared effective by the Securities and Exchange Commission on July 29, 2004 and Playwell’s audited financial statements for the fiscal year ended December 31, 2003, which were included in the Company’s Form F-4.

Overview

On November 14, 2003, Grand US and Centralink entered into the Subscription and Exchange Agreement pursuant to which, among other matters:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADS, evidenced by one ADR, representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs representing beneficial ownership of one ordinary share of the Company.

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs; and

•

Centralink subscribed for 5,000,000 of the Company’s ADSs for cash and other consideration in a total amount of $11,000,000.

For accounting purposes, Playwell was deemed to be the acquirer, therefore the results of Grand US are only included for the period of January 1, 2005 to September 30, 2005, and the 2004 comparative numbers reflect Playwell’s results only.

On March 1, 2005, the Company acquired the assets of IPI.  IPI’s results from March 1, 2005 are included in the Company’s 2005 results.

Net sales include gross revenues, freight charged to clients and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowance, markdowns, freight and warehouse allowances.

The cost of goods sold for products imported as finished goods includes the cost of the product in the appropriate domestic currency, duty and other taxes, and freight and brokerage charges.  Royalties payable to the Company’s licensor-vendors which are not contingent upon the subsequent sales of the licensor-vendors’ products are included in the price paid for such products. Royalties include payments by the Company’s subsidiaries to licensors of character properties and to manufacturers of toy products if such payments are contingent upon subsequent sales of the products.  Royalties are usually a percentage of the price at which the product is sold and are payable once a sale is made.

Major components of selling, general and administrative expenses include: payroll and fringe benefits, advertising expense, which includes the cost of production of television commercials and the cost of air time, distribution, warehouse and freight expenses.

The pricing of the Company’s goods is affected by the price it obtains from its vendors (cost of goods sold) and therefore dictates the selling price the Company can charge its customers. Other factors that influence the Company’s setting of the selling price include the condition of the current market and the nature of the item itself.

From a selling, general and administrative aspect, the pricing will impact selling (commission expense) and general and administrative (advertising expense). In addition, if a lower selling price is set then the related margin on the product will be reduced and therefore the Company will look to rationalize other expenses, i.e. customer term packages.

Accounts receivable are receivables net of an allowance for doubtful accounts.  The allowance is adjusted periodically to reflect the current status of receivables.  Management believes that current reserves for doubtful accounts are adequate.  Sales of products to retailers and distributors are on an irrevocable basis.  Consistent with industry practices, the Company may make exceptions to this policy on a case-by-case negotiated basis.  Inventory is comprised of finished goods at landed cost.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the US. The preparation of these consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company’s management evaluates its estimates and judgments, including those related to sales reserve for returns and allowances and inventory obsolescence. The Company’s management bases its estimates and judgments on the customer term agreements, historical experience, retail performance of the products sold and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The Company’s management believes that its critical accounting policies on sales reserves for returns and allowances and inventory obsolescence, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company establishes sales reserves at the time of sale based on the terms indicated in the customer term agreements, historical experience of discounts and returns on related products.  The return of non-defective products occurs infrequently in Canada and the US, and such returns are usually covered by customer terms agreements, thereby reducing the risk of additional expense. If the defective issue is pervasive to the whole product line, the supplier of the product would be responsible for the excess defective claim over the amount allowed per the term agreement. The financial statement line that would be impacted is net sales as these charges offset gross sales.

Inventory obsolescence is reviewed on a monthly basis. The factors considered include current market prices, the demand for and the seasonality of the Company’s products. The Company tailors its purchase of inventory to the rate of sell-through at retail of each item. In addition, the Company does not have purchase commitments to its current vendors. For these reasons, the Company’s management believes that the inventory is fairly stated. If circumstances should change (i.e. unexpected shift in market demand, pricing, trends etc.), there could be a material impact on the net realizable value of inventory that would impact the results of the Company. The financial statement line that would be impacted is cost of goods sold.

These risks are not specific to the Company and are considered normal business risks.

Comparison of the three months ended September 30, 2005 to the three months ended September 30, 2004:

For the Three Months ended September 30,
	2005		2004
	$	%	$	%

Net sales	$17,321,330	100.00	7,916,181	100.00
Cost of goods sold	11,911,347	68.77	5,552,831	70.15
Gross profit	5,409,983	31.23	2,363,350	29.85

Other operating income	(245,188)	(1.42)	(26,441)	(0.33)

Operating costs and expenses:
General and administrative	3,644,711	21.04	1,117,501	14.11
Selling and distribution	1,740,199	10.05	216,518	2.74
Depreciation and amortization	470,950	2.72	219,439	2.77
Total operating costs and expenses	5,855,860	33.81	1,553,458	19.62

Non-operating expense (income):
Interest expense	102,211	0.59	14,853	0.19
Interest revenue	(7,109)	(0.04)	(17,522)	(0.22)
Total non-operating (income) expense	95,102	0.55	(2,669)	(0.03)

(Loss) earnings before income taxes	(295,791)	(1.71)	839,002	10.59

Net (loss) earnings from operations	$(314,127)	(1.81)	638,142	8.06

Dividends	(201,469)	(1.16)	-	-

Net (loss) earnings applicable to
ADS holders	$(515,596)	(2.98)	$638,142	8.06

Net (loss) earnings from operations:

Net loss from operations for the third quarter of 2005 was $516,000 as compared to net earnings of $638,000 for the third quarter of 2004.  Gross margins increased from 30% to 31%. Increased general and administrative expenses at the corporate group and a reduction in sales for the Playwell group, offset by the full quarter activity of the distribution unit of IPI and Grand US primarily contributed to the significant decrease in net earnings from the 2004 period to the 2005 period.  Included in the Company’s general and administrative expenses was $669,000 of costs that the Company incurred in connection with a potential acquisition transaction that was being pursued by the Company with an unaffiliated third party.  The Company terminated the discussions with the third party in the third quarter.  Without these one time charges, the Company would have had a net earnings from operations for the third quarter of 2005 of $355,000 or $0.02 per basic ADS.

Net sales:

Net sales increased during the third quarter of 2005 by approximately $9.4 million or by 119%, to $17.3 million from $7.9 million for the third quarter of 2004. The addition of sales from IPI, Grand Canada and Grand US’s Crayola Dough product line in 2005 offset the declining OEM sales for Toy Biz Worldwide Limited (“Toy Biz”) product line by the Company’s Hong Kong Toy Center subsidiary.

The product mix for goods sold by the Company for the 3-months ended September 30, 2005 and 2004 was as follows:

(The amounts in the table below are expressed in thousands

For the Three Months ended September 30,
	2005	2004
US Distribution, net	$9,377	$81
OEM products	2,415	2,292
Canadian distribution sales, net	3,039	1,499
Mould income and other related services	941	1,010
Playwell brand products – Plastic toys	1,088	1,984
Playwell brand products – Wooden toys	461	1,050
Net sales	$17,321	$7,916

IPI net sales for the three months ended September 30, 2005 were approximately $8.0 million.  Included in the IPI sales are approximately $5,000 of commission income earned during the period.

The three-month period ended September 30, 2005 includes approximately $3.0 million of Canadian distribution sales from Grand Canada.  Included in the Canadian distribution sales are approximately $66,000 of commissions earned during the period.

OEM product sales remained relatively flat at approximately $2.3 million in the three months ended September 30, 2004 and approximately $2.4 million during the three months ended September 30, 2005.

The Playwell brand products are divided into plastic and wooden toys.  The Playwell plastic toy sales decreased by 45% from $2.0 million in the three months ended September 30, 2004 to $1.1 million in the three months ended September 30, 2005 due to no new Playwell plastic toys introduced during the period.  The Playwell wooden toy sales decreased by 56% from $1.1 million in the three months ended September 30, 2004 to $461,000 in the three months ended September 30, 2005.   Mould income and other related services remained relatively consistent at $1.0 million and $941,000 for the three months ended September 30, 2004 and 2005, respectively.

Gross profit:

Gross profit for the Company increased during the third quarter of 2005 by approximately $3.0 million from $2.4 million to $5.4 million.  As a percentage of sales, gross profit increased from 30% in the third quarter of 2004 to 31% in the third quarter of 2005.  The increased margin is due to the shift in product mix from the third quarter of 2004 to the third quarter of 2005. For the third quarter of 2005, IPI sales contributed a margin of 41%, the Canadian sales contributed a margin of 37% and the Playwell and OEM business maintained a 17% margin.

General and administrative expenses:

General and administrative expenses increased by approximately $2.5 million to $3.6 million in the third quarter of 2005, from $1.1 million in the third quarter of 2004.  The Corporate group increased overhead in the latter part of 2004 to handle the increased business and prepare for assets that are to be acquired by Grand in 2005 and beyond.  Corporate expenses for the quarter were $779,000, consisting primarily of salaries, insurance and professional fees. During this quarter, the company expensed $669,000 of costs and expenses that the Company incurred in connection with a potential acquisition transaction that was being pursued by the Company with an unaffiliated third party.  The Company terminated the discussions with the third party in the third quarter.   Increased expenses as a result of the acquisitions of Grand US on August 16, 2004 and IPI in March 2005 accounted for approximately $762,000 and $882,000, respectively, of additional costs.

Selling and distribution expenses:

Selling and distribution expenses increased from $216,000 for the quarter ended September 30, 2004 to approximately $1.7 million for the quarter ended September 30, 2005. The increase is due to a shift in product mix.  The Playwell product typically requires a very low percentage of selling and distribution costs (0.7% of net revenue in the 2004 and 0.9% in the 2005 period), while the Canadian distributed product generally requires selling and distribution costs that are approximately 10% - 12% of net revenues and the IPI sales to specialty stores require selling and distribution costs that are approximately

21% - 23% of net revenues.  The addition of the IPI, the Canadian distribution and Crayola Dough businesses added significant selling and distribution costs into the third quarter of 2005 that were not present in the third quarter of 2004.

Depreciation and amortization:

Depreciation and amortization increased from $219,000 for the quarter ended September 30, 2004 to $471,000 for the quarter ended September 30, 2005.  $40,000 of the increase is due to amortization of the intangibles acquired in the Playwell acquisition; while $63,000 relates to amortization of the Crayola license and $93,000 relates to amortization of intangibles from the IPI acquisition.  The balance of the increase relates to additional depreciation from Playwell assets and the newly acquired assets of IPI and Grand Canada.

Interest expense:

Interest expense relates primarily to IPI’s working capital financing.

Dividends:

The three month period in 2005 includes $201,000 of dividends on the Series A Convertible Preference Shares.

Comparison of the nine months ended September 30, 2005 to the nine months ended September 30, 2004:

For the nine months ended September 30,
	2005		2004
	$	%	$	%

Net sales	$35,823,993	100.00	$22,711,495	100.00
Cost of goods sold	23,837,076	66.54	16,289,161	71.72
Gross profit	11,986,917	33.46	6,422,334	28.28

Other operating income	(657,048)	(1.83)	(282,461)	(1.24)

Operating costs and expenses:
General and administrative	9,579,210	26.74	2,257,625	9.94
Selling and distribution	4,495,126	12.55	432,856	1.91
Depreciation and amortization	1,337,098	3.73	431,530	1.90
Total operating costs and expenses	15,411,434	43.02	3,122,011	13.75

Non-operating expense (income):
Interest expense	299,796	0.84	19,522	0.09
Interest revenue	(35,521)	(0.10)	(17,972)	(0.08)
Total non-operating (income) expense	264,275	0.74	1,550	0.01

(Loss) earnings before income taxes	(3,031,744)	(8.47)	3,581,234	15.76

Net (loss) earnings from operations	$(3,062,044)	(8.55)	$2,847,548	12.54

Dividends	(1,361,155)	(3.80)	-	-

Net (loss) earnings applicable to
ADS holders	$(4,423,199)	(12.35)	$2,847,548	12.54

Net (loss) earnings from operations:

Net loss from operations for the first nine months of 2005 was approximately $4.4 million, as compared to net earnings of approximately $2.8 million for the first nine months of 2004.  Gross margins increased from 28% to 33%.  Increased general and administrative expenses at the corporate group and a reduction in sales for the Playwell group, offset by the seven months activity of the distribution unit of IPI and the nine months activity of Grand US primarily contributed to the significant decrease in net earnings from the 2004 period to the 2005 period.   Included in the Company’s general and administrative expenses was approximately $669,000 of costs that the Company incurred during 2005 in connection with a potential acquisition transaction that was being pursued by the Company with an unaffiliated third party.  The Company terminated the discussions with the third party in the third quarter.  Also included in the net loss for the period is approximately $991,000 of deemed dividends on the preference shares resulting from the difference between the effective conversion price and the market price at the date of issuance.  Without these one time charges, the Company would have had a net loss from operations for the first nine months of 2005 of $2.4 million.

Net sales:

Net sales increased during the first nine months of 2005 by approximately $13.1 million, or by 58%, to $35.8 million from $22.7 million for the first nine months of 2004.  The addition of sales from IPI, Grand Canada and Grand US’s Crayola Dough product line in the first nine months of 2005 more than offset the declining OEM sales for specific Toy Biz Worldwide Limited (“Toy Biz”) line by the Company’s Hong Kong Toy Center subsidiary.

The product mix for goods sold by the Company for the 9-months ended September 30, 2005 and 2004 were as follows:

(The amounts in the table below are expressed in thousands

For the nine months ended September 30,
	2005	2004
US Distribution, net	$18,572	$81
Canadian distribution sales, net	6,521	1,499
OEM products	5,221	14,262
Mould income and other related services	2,823	2,049
Playwell brand products – Plastic toys	1,962	3,310
Playwell brand products – Wooden toys	725	1,511

Net sales	$35,824	$22,712

Sales from IPI for US distribution are included from March 1, 2005, the date of the IPI acquisition.  IPI net sales for the period ended September 30, 2005 were approximately $16.0 million.  Included in the IPI sales are approximately $140,000 of commission income earned during the period.

The nine-month period ended September 30, 2005 includes approximately $6.5 million of Canadian distribution sales from Grand Canada.  Included in the Canadian distribution sales are approximately $272,000 of commissions earned during the period.

OEM product sales decreased 63% from approximately $14.2 million in 2004 to approximately $5.2 million in 2005 due to the decrease in demand of specific Toy Biz items, partly offset by increased OEM sales of wooden toys.

The Playwell brand products are divided into plastic and wooden toys.  The Playwell plastic toy sales decreased by 41% from approximately $3.3 million in 2004 to $2.0 million in 2005 due to no new Playwell plastic toys introduced during the period.  The Playwell wooden toy sales decreased by 52% from $1.5 million in the first nine months of 2004 to $725,000 in the first nine months of 2005.  The increase in mould income and other related services resulted from an increase in moulds for Toy Biz Worldwide and Hong Kong Toy Center in 2005.

Gross profit:

Gross profit for the Company increased during the first nine months of 2005 by $5.6 million from $6.4 million to $12.0 million.  As a percentage of sales, gross profit increased from 28% in the 2004 period to 33% in the first nine months of 2005.  The increased margin is due to the shift in product mix from 2004 to 2005. For the first nine months of 2005, IPI sales contributed a margin of 44%, the Canadian sales contributed a margin of 40% and the Playwell and OEM business maintained a 20% margin.

General and administrative expenses:

General and administrative expenses increased by approximately $7.3 million to $9.6 million in the first nine months of 2005, from $2.3 million in the first nine months of 2004.  The Corporate group increased overhead in the latter part of 2004 to handle the increased business and prepare for assets that are to be acquired by Grand in 2005 and beyond.  Corporate expenses for the period were approximately $2.8 million, consisting primarily of salaries, insurance and professional fees.  During this period, the company expensed $669,000 of costs and expenses that the Company incurred in connection with a potential acquisition transaction that was being pursued by the Company with an unaffiliated third party.  The Company terminated the discussions with the third party in the third quarter.  Increased expenses as a result of the acquisitions of Grand US on August 16, 2004 and IPI in March 2005 accounted for approximately $2.2 million and $3.6 million, respectively, of additional costs.

Selling and distribution expenses:

Selling and distribution expenses increased from $433,000 for the first nine months of 2004 to approximately $4.5 million for the first nine months of 2005. The increase is due to a shift in product mix.  The Playwell product typically requires a very low percentage of selling and distribution costs (1% of net revenue in the 2004 and 2% in the 2005 period), while the Canadian distributed product generally requires selling and distribution costs that are approximately 10% - 12% of net revenues. During the first nine months of 2005, a television campaign was run in Canada that did not result in the expected increase in sales, due to no “open-to-buy” from one of the Company’s major customers.  This event resulted in an actual percentage of selling and distribution costs of 12% of net revenue for Canadian distribution during the nine-month period. The IPI sales to specialty stores require selling and distribution costs that are approximately 21% - 23% of net revenues.  The addition of the IPI and Canadian distribution business added significant selling and distribution costs into the 2005 period that were not present in the 2004 period.

Depreciation and amortization:

Depreciation and amortization increased from $432,000 for the first nine months of 2004 to $1.3 million for the first nine months of 2005.  $257,000 of the increase is due to amortization of the intangibles acquired in the Playwell acquisition; while $222,000, relates to amortization of the Crayola license and $213,000 relates to amortization of intangibles from the IPI acquisition.  The balance of the increase relates to additional depreciation from Playwell assets and the newly acquired assets of IPI and Grand Canada.

Interest expense:

The nine month period ended September 30, 2005 includes $145,000 of interest expense relating to the 15% exchangeable notes that were sold to Centralink for the IPI financing on March 1, 2005 and $150,000 of interest expense related to IPI’s working capital financing.  The interest was satisfied on April 15, 2005 with the issuance of additional ADSs to Centralink.

Dividends:

The nine month period ended September 30, 2005 includes $991,000 of deemed dividends on the Series A Convertible Preference Shares which resulted from the difference between the effective conversion price of the Series A Convertible Preference shares and the market price of the ADSs at the March 1, 2005 issuance date of the Exchangeable Note.

Also included in the nine month period in 2005 is $370,000 of dividends on the Series A Convertible Preference Shares for the period from April 15, 2005 – September 30, 2005.

Liquidity and Capital Resources

The Company generally finances its operations through its cash flow from operations and the existence of two working capital facilities, one for IPI and one for the Company’s indirect Canadian subsidiary, Grand Toys Ltd.

Net cash used for operating activities was approximately $8.3 million in the first nine months of 2005 compared to net cash provided by operating activities of approximately $1.5 million in the first nine months of 2004.  This change primarily resulted from the shift of focus of the operations in 2004 as an OEM manufacturer to a distributor in 2005.  As a distributor, the Company has a seasonal increase in receivables resulting from receivable dating programs at IPI and a seasonal build-up of inventory for our distribution divisions, both of which use cash.  Also, the corporate structure in place in 2005 used more operating cash than in the 2004 period.  Cash for additions to equipment and leasehold improvements was $270,000 in the first nine months of 2005 compared to $529,000 for the first nine months of 2004.

IPI maintains a $10.0 million revolving credit facility agreement with Citibank, expiring June 30, 2006, although the facility is uncommitted and Citibank has the right to refuse to make advances in its sole discretion.  The interest rate on the revolving loan payable is LIBOR + 175 basis points or prime – ½%, at the Company’s election.  The loan is collateralized by all IPI’s assets and there are covenants and cross defaults attached to the facility.  Borrowing is limited based on a borrowing base formula consisting of eligible receivables and inventory.  As of September 30, 2005, the amount outstanding is $8.0 million.

Grand Toys Ltd. has a line of credit with Montcap Financial Inc. to finance its inventory and accounts receivable for advances of up to $2,894,000 (CA$3,500,000). The receivable loan has a discount fee of 2.0% on invoices purchased and the inventory loan bears interest at Canadian prime plus 7.5%. The agreement is for a period of one year and is renewed automatically, unless prior notice is given by either party. As of September 30, 2005, the amount outstanding on the accounts receivable loan is $685,000.  The loan is secured by a lien in the principal amount of $3,307,000 (CA$4,000,000) on all present and future assets of the Company and the assignment of insurance.  There are no debt covenants or cross-default provisions.

PIL as of September 30, 2005 had no bank indebtedness.

Net accounts receivable at September 30, 2005 were approximately $14.6 million compared to approximately $3.7 million at December 31, 2004.  The sales were mainly to mass retailers and specialty stores. Net inventory at September 30, 2005 increased to approximately $9.2 million from approximately $2.0 million at December 31, 2004.  The levels of accounts receivable and inventory are higher primarily due to the inclusion of the assets from IPI in the 2005 period and to seasonality.

Working capital increased from approximately $13.0 million at December 31, 2004 to approximately $15.9 million at September 30, 2005.

The Company received $8.7 million cash consideration from Centralink at the completion of the reorganization merger of Grand US and Playwell acquisition in August 2004. On the date of the reorganization merger, Grand Toys Ltd had a cash balance of approximately $1.3 million.   Acquisition costs relating to the reorganization merger of approximately $2.5 million were paid out of these proceeds.

On March 1, 2005, the Company received $7.4 million from Centralink. These funds were used to purchase IPI and inject working capital in the IPI operations. These proceeds, along with a $275,000 value to compensate Centralink for its option to purchase the Grand ADSs from the IPI sellers, were evidenced by the Exchangeable Note which was exchanged for Preference Shares on April 15, 2005.

The Company’s accounts receivable level is subject to significant seasonal variations due to the seasonality of sales.  As a result, the Company’s working capital requirements are greatest during its third and fourth quarters.  In addition, to the extent accounts receivable, inventories, guarantees and advance payments increase as a result of growth of the Company’s business, the Company could require additional working capital to fund its operations.

If the funds available to the Company from current cash and cash equivalents are not sufficient to meet the Company’s cash needs, the Company may from time to time seek to raise capital from additional sources, including project-specific financing, additional public or private debt or equity financing.

Based on 2005 forecasts, the current credit facilities are sufficient to meet the Company’s financial needs.  In October 2005, the Company amended the existing Citibank financing for IPI by increasing the line to $15.0 million which includes a $2.0 million sub-limit for Grand Toys Ltd.  The amended credit facility includes certain financial covenants and a lien on the assets of Grand Toys Ltd.  Grand Toys Ltd. has also guaranteed $4.3 million (Canadian $ 5.0 million) of the Citibank facility.  In conjunction with the amendment of the Citibank facility,  the Montcap facility was terminated.

The Company believes that in order to achieve its long-term expansion objectives and to enhance its competitive position in the U.S. market, it will need additional financial resources over the next several years.   The precise amount and timing of the Company’s future financing needs cannot be determined at this time and will depend upon a number of factors, including the demand for its products and the management of its working capital.  The Company may not be able to obtain additional financing on acceptable terms or at all.  If the Company is unable to obtain sufficient capital, it could be required to curtail its expansion.

Contractual Obligations

The Company has entered into long-term leases with minimum annual rental payments approximately as follows:

The amounts of the operating lease obligations reflect the lease for the premises and the office equipment.

Contractual Obligations	Less than			More than
	1 year	1 – 3 years	3 –5 years	5 years

Operating lease obligations	$270,141	$4,088,356	$1,602,716	$-

RISK FACTORS

The Company’s business faces significant risks.  Investors should carefully consider all of the information set forth in this Form 6-K and in the Company’s other filings with the SEC, including the following risk factors which we face and which are faced by the toy industry.  The Company’s business, financial condition or results of operations could be materially adversely affected by any of these risks.  This Form 6-K also contains forward-looking statements that involve risks and uncertainties.  The Company’s results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including due to the risks described below and elsewhere in this Form 6-K. See “Forward-Looking Statements” on page 3.

The Company is controlled by a single investor and this control could inhibit potential changes of control which could benefit shareholders

Centralink owns approximately 72.42% of the Company’s outstanding ADSs on a fully diluted basis assuming conversion of the Company’s Preference Shares. The ultimate beneficial owner of Centralink is Mr. Jeff Hsieh Cheng. Accordingly, Mr. Hsieh will have the ability to control the outcome of all matters requiring shareholder approval, including the election and removal of the Company’s entire board of directors, any merger, consolidation or sale of all or substantially all of the Company’s assets, and the ability to control the Company’s and affairs. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to the Company’s businesses. As a result, the market price of the Company’s ADSs could be adversely affected.

Centralink owns all of the Company’s Preference Shares which could further restrict the Company’s ability to secure additional investment.

In May 2005, the Company issued to Centralink 2,000,000 Preference Shares which are convertible into 2,804,600 ADSs of the Company.  The provisions of the preference shares contain provisions protective to Centralink, including prohibitions on the Company issuing additional preference shares with rights equal or senior to the Preference Shares and preemptive rights to acquire shares of the Company if the Company determines to issue additional shares.  The existence of the Preference Shares could affect the market price of the Company’s ADSs, may discourage potential investors from investing in the Company or otherwise make it more difficult for the Company to issue additional equity securities.

The Company was recently formed through a reorganization merger with Grand US and the acquisition of Playwell and if the contemplated benefits of the transactions are not realized, the market price of the Company’s ADSs may be adversely affected

The Company is operating the combined operations of Grand US and Playwell in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. The failure of the Company to realize any of the anticipated benefits of the reorganization merger and acquisition, including anticipated cost savings, could seriously harm the results of operations of the Company, thereby reducing earnings and potentially affecting the market price of the Company’s ADSs.  The challenges involved include the following:

•

demonstrating to the customers of Grand US and Playwell that the reorganization merger of Grand US and Playwell acquisition will not result in adverse changes in customer service standards or business focus;

•

preserving distribution, marketing or other important relationships of both Grand US and Playwell and resolving potential conflicts that may arise;

•

minimizing the diversion of management attention from ongoing business concerns;

•

persuading employees that the business culture of Grand US and Playwell are compatible, maintaining employee morale and retaining key employees;

•

realizing economies of scale through the elimination of certain redundant administrative and overhead costs; and

•

realizing cost savings and strategic benefits due to vertical integration resulting from the combination of Grand US distribution capabilities and Playwell's manufacturing capabilities.

If the benefits of the reorganization merger and Playwell acquisition do not exceed the related costs, the Company’s financial results could be negatively impacted

If the benefits of the reorganization merger and Playwell acquisition do not exceed the costs associated with the reorganization merger and acquisition, including transaction costs and the dilution to the Company’s ADS holders resulting from the issuance of the Company’s ADSs to Centralink, the Company’s financial results, including earnings per share, could be decreased.  The Company incurred, on a consolidated basis, direct transaction costs of approximately $2,500,000 in connection with the reorganization merger and Playwell acquisition. The Company may incur additional charges in subsequent quarters to reflect costs associated with the reorganization merger and the Playwell acquisition.  At this time, it cannot be determined whether the benefits will outweigh these costs.

The Company is in the process of restructuring its Hong Kong operations. If the Company is unsuccessful, the Company’s results could be negatively impacted

Playwell's OEM business, conducted through its subsidiary, Hong Kong Toy Centre Ltd., is declining due primarily to the end of the lifecycle of various third-party product lines that the Company is servicing.  As a result, the Company is restructuring its Hong Kong business to focus on the design, development and promotion of various key licensed products and the refreshing of the Playwell brand.  Also, the Company is structuring the Hong Kong operations to develop its agency business for servicing the Company’s subsidiaries and third parties.  The failure to successfully implement this reorganization would have a material adverse impact on the Company's operating results.

Certain Members of the Company’s management team will not perform duties exclusively for the Company and, as a result, their attention may be diverted from the Company’s business and could result in conflicts of interest which would be detrimental to the Company

Although certain members of the Company’s management team are employed by the Company under written employment or consulting agreements, including Henry Hai Lin Hu, who is the Company’s executive director and chief executive officer, and Elliot L. Bier, who is a director, vice chairman and deputy chief executive officer, the terms of their employment or consulting agreements permit each of them to perform services for the Company on a non-exclusive basis.  In the future, the Company may make similar non-exclusive arrangements with other senior management employees.  These other business activities could divert their attention from or otherwise interfere with their future availability to, and efforts on behalf of, the Company.

In addition, Mr. Hu performs services for Cornerstone and subsidiaries of Cornerstone.  The Company will do business with these subsidiaries, which could result in potential conflicts of interest arising out of his dual responsibilities. Although the Company and Cornerstone and its subsidiaries intend to operate on an arms-length basis, there can be no assurance that these potential conflicts of interest will not be resolved to the detriment of the Company.

Certain relationships among our management and affiliates create various perceived, potential or actual conflicts of interest which could adversely affect our business or the market price or liquidity of the Company’s ADSs

The Company is engaged in business with companies that are affiliated with members of management and Mr Hsieh.  As a result, situations may arise where an interested party would be required to vote on transactions with affiliated companies that could benefit such interested party and negatively impact the Company, or vice versa. Furthermore, a perceived or actual conflict of interest in the Company’s management and/or the Company’s affiliates may discourage investors from investing in the Company’s ADSs, which may negatively impact the stock price or liquidity of the Company’s ADSs.

If the Company fails to maintain existing relationships with related companies on which its business and operating results will be highly dependent, the Company’s business and operating results may be adversely affected

The Company is and will continue to be very dependent on companies related to Mr Hsieh, its controlling shareholder, for the manufacturing, marketing and sale of its toy products. This dependency includes the following:

•

Playwell historically purchases most of its plastic products from a factory in Dongguan, China operated by Playwell Industry Limited, a subsidiary of Centralink, and most of its wooden products in certain factories in Zhejiang, China operated by Zhejiang Playwell Toy Co., Ltd., an indirect subsidiary controlled by Mr. Hsieh, the ultimate beneficial owner Centralink;

•

27% and 56% of Playwell’s net revenues in the first nine months of 2005 and the year ended 2004, respectively are derived from Toy Biz Worldwide Ltd., an entity controlled by Mr. Hsieh (“Toy Biz”).

•

Playwell also accesses, through Playwell Toy "China" Ltd., established retail outlets and multiple sales offices in Mainland China; and

•

37% and 70% of Grand US' net sales in the first nine months of 2005 and the year ended 2004, respectively, were from products sold under license from Toy Biz.

If relationships such as those listed above are not maintained, the failure could adversely affect the Company’s business and operating results.

The Company may not be able to obtain sufficient funding for Playwell's working capital needs

Historically, Playwell has funded its working capital needs through its cash flow from operations and loans from its affiliates. Therefore, Playwell does not currently have an established line of credit from a financial institution for its working capital needs. In the event that Playwell's cash flow from operations is not sufficient to meet its working capital needs, Playwell could be forced to curtail or delay its business activities.

The Company’s business and operating results are and may continue to be highly dependent on sales of products licensed from Marvel Enterprises, Inc.

A significant portion of the revenues of the Company are, and may continue to be, derived from the manufacture and distribution of toys based on certain Marvel comic and movie characters for Toy Biz.  Toy Biz acquired the worldwide right to manufacture and sell toys based on these Marvel comic and movie characters from Marvel Enterprises Inc. through the end of 2006. In the event that Toy Biz is unable to secure the rights to continue to manufacture and sell these Marvel products after 2006, this may have a material adverse effect on the business of the Company.

The Company may be adversely affected by the seasonal aspect of its business

The business of the Company is seasonal and a majority of its sales take place in the third and fourth quarters of their fiscal years.  Therefore, the Company’s annual operating results will depend, in large part, on sales during the relatively brief holiday season from September through December. Further, the impact of seasonality is increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques. Rather than maintaining large on-hand inventories throughout the year to meet consumer demand, these customers are timing reorders so that they are being filled by suppliers closer to the time of purchase by retail customers, which to a large extent occur during September through December. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers to the Company to fill orders promptly and shift a significant portion of inventory risk and carrying costs to the supplier. The limited inventory carried by retailers may also reduce or delay retail sales. Additionally, the logistics of supplying more and more products within shorter time periods will increase the risk that the Company may fail to achieve tight and compressed shipping schedules. This seasonal pattern requires significant use of working capital mainly to manufacture inventory during the year, prior to the holiday season, and requires accurate forecasting of demand for products during the holiday season. The Company’s failure to accurately predict and respond to consumer demand could result in its under-producing popular items and overproducing less popular items.

The Company’s attempts to acquire other companies may not prove fruitful or even if successful could have an adverse effect on its liquidity and earnings

The Company is pursuing an acquisition strategy to expand its business and product offerings and, in anticipation of this strategy, has significantly expanded its overhead.  For the year ended December 31, 2004 and the first nine months of 2005, this overhead has negatively impacted the Company’s results and will continue to do so in the near future. In addition, this process will likely divert a significant amount of management time and effort. New acquisition discussions will likely distract the Company’s management from its day-to-day operations. Even if the Company does find companies that are worth acquiring, such as International Playthings Inc., which the Company recently acquired, it may be extremely difficult to integrate their operations into its existing operations. In addition, there is no guaranty that its acquisitions will be successfully completed or, if completed will be financially successful. Thus, any such acquisition could have an adverse effect on the Company’s future liquidity and earnings.

An inability to obtain financing could adversely impact the Company’s ability to expand its operations

In order to achieve the Company’s long-term expansion objectives and to enhance its competitive position in the worldwide toy industry, the Company will need additional financial resources over the next several years. The precise amount and timing of its future financing needs cannot be determined at this time and will depend upon a number of factors, including the demand for its products, the management of its working capital and the nature of companies which the Company plans to acquire. The Company may not be able to obtain additional financing on acceptable terms, or at all. If the Company is unable to obtain sufficient capital, it could be required to curtail its expansion plans.

The Company is dependent upon key personnel whose loss may adversely impact the Company's business

The Company will depend on the expertise, experience and continued services of its senior management employees, including Henry Hu, the chairman and chief executive officer and director of the Company, Elliot L. Bier, who is vice-chairman and deputy executive officer and a director of the Company, David J. Fremed, who is the chief financial officer and a director of the Company, Tania M. Clarke, who is the vice-president and chief financial officer of Grand US and is a senior financial executive of the Company and Willie Wong who is President of Grand’s Hong Kong operations. Each of these individuals has acquired specialized knowledge and skills with respect to the Company and its operations and most decisions concerning the business of the Company will be made or significantly influenced by them. The Company does not maintain "key man" insurance on the life of any of these persons. The loss of some of these senior management employees, or an inability to attract or retain other key individuals, could materially adversely affect the Company. Growth in the Company's business is dependent, to a large degree, on the Company’s ability to retain and attract such employees. The Company seeks to compensate and incentivize its key executives, as well as other employees, through competitive salaries, stock ownership and bonus plans, but there can be no assurance that these programs will allow it to retain key employees or hire new key employees. As a result, if any of these individuals were to leave, the Company could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience.

The Company may suffer from bad debts and returns of toy products manufactured or sold by the Company

The Company cannot be assured that any customer will not default on a payment of debt. Such a default could have a significant effect on its results. Furthermore, it is industry practice for retailers to hold back payments on slow moving stock or to request markdowns or returns on such stock. In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. There can be no assurance that these defaults, returns and cancellations will not have a material adverse effect on the business, financial condition and results of operations of the Company.

In order to maintain its business, the Company will depend on obtaining and maintaining licenses for the manufacture and distribution of products

The Company has entered into various licenses and royalty agreements in which it pays fees in exchange for rights to the use of product inventions or trademarked names, shapes and likenesses for use in development of its product lines. The major licenses that the Company holds are the right to certain Walt Disney Company and Crayola branded products and for various soccer action figures and the right to distribute Toy Biz products in Canada. These agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. There can be no assurance that the Company will be able to meet these projected expectations and may be obligated to pay unearned fees as a result. License and royalty agreements are also mostly for fixed terms and often contain performance-related covenants.  The Company’s licenses for such Walt Disney Company and Crayola branded products are both short-term agreements, expiring in 2006.  There is no assurance that the Company will be able to maintain or extend the rights to these or other of its existing licenses. The failure to renew these license agreements or any difficulty in entering into other license agreements with other entertainment companies will have an adverse effect on the Company’s business and results of operations.

The Company may fail to make new product introductions in a timely fashion, which could negatively impact its operating results

Once a new product is conceived, the principal steps to the introduction of the product include design, sourcing and testing of components, tooling, and purchase and design of graphics and packaging. At any stage in the process, there may be difficulties or delays in completing the necessary steps to meet the contemplated product introduction schedule. It is, for example, common in new product introductions or product revisions to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture at all, that will typically be corrected or improved over a period of time with continued manufacturing experience and engineering efforts. If one or more aspects necessary for introduction of products are not met in a timely fashion, or if technical difficulties take longer than anticipated to overcome, the anticipated product introductions will be delayed, or in some cases may be terminated. Therefore, no assurances can be given that products will be introduced in a timely fashion. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

The Company’s operating results may be highly volatile which could have a material adverse impact on the Company’s results of operations

The toy industry is known for a high level of volatility as a result of changing consumer tastes, competition and over-saturation of popular products. Playwell and Grand US have both experienced significant volatility in their results in their past histories. While the Company is expected to diversify its business in the future to reduce volatility, there can be no guarantee that this history of volatility will not continue.

Because the life cycle for toy products is usually very short and consumer preferences are unpredictable, the Company’s business may be adversely affected by its inability to develop or secure the right to distribute new products

The Company’s business and operating results will depend largely upon the appeal of the toy products it manufactures and sells. Consumer preferences in the toy industry are highly subjective, and there can be no assurance that consumers will continue to find existing products of the Company appealing or will find new products introduced by the Company appealing. As a result of changing consumer preferences, many toy products are successfully marketed for only one or two years. The Company’s continued success will depend on the ability of the Company to redesign, restyle and extend its existing toy and fashion accessory products and to develop, acquire the right to, introduce and gain customer acceptance of new products. A decline in the popularity of its existing products and product lines or the failure of new products and product lines to achieve and sustain market acceptance could result in reduced overall revenues and margins, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurances that

•

any of the current products or product lines manufactured or sold by the Company will continue to be popular for any significant period of time;

•

any new products or product lines subsequently manufactured or sold by the Company will achieve an adequate degree of market acceptance;

•

any new product's life cycle will be sufficient to permit the Company to recover development, manufacturing, marketing or other costs of the product;  or

•

retailers will react positively to any new product introduced by the Company.

If the market for new or existing products is less than expected, the Company may build excess quantities of certain products and subsequently may be required to sell inventory of such products at a substantial discount or put inventory provisions in place to mark the value of excess inventory quantities down to their estimated market value.

Finally, Playwell continues to offer a relatively limited range of products that are all in the categories of generic toys in the infant, preschool, and activity toys for younger children. This exposes Playwell to the risks of any narrowly focused business.

The Company may have difficulty retaining or increasing market share because the segments of the toy industry in which Playwell, Grand US and IPI operate are highly competitive.

The Company faces significant competition in the segments of the toy industry in which they operate. Playwell faces significant competition in the infant and pre-school toy industry. The barriers for new producers to enter into Playwell's markets are relatively low and Playwell expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the industry and are larger than Playwell. In addition, with respect to original design manufacturing, or ODM, and original equipment manufacturing, or OEM, Playwell competes with a number of substantially larger and more experienced manufacturers.

Grand US and IPI primarily operates in the rapidly consolidating toy distribution business. Many other companies involved in the toy distribution industry in Canada and the U.S. have greater financial resources, larger sales forces, greater name recognition, larger facilities for product development and products that may be more competitively priced than Grand US and IPI products. As a result, some of Grand US' and IPI’s competitors may be able to obtain toy products in greater volume or more lucrative distribution contracts than Grand US or IPI can. In addition, as the toy industry consolidates, many retailers have begun to deal directly with toy manufacturers, thereby reducing or eliminating the need for distributors such as Grand US, and to a more limited extent, IPI.

The Company may be involved in disputes regarding its ownership and use of intellectual property which, if unsuccessfully defended, may result in the Company being held responsible for payment of substantial amounts of money

From time to time, other companies and individuals may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the toy industry generally or to the Company's business specifically. The Company will evaluate each claim relating to its products or other aspects of its business and, if appropriate, will seek a license to use the protected technology. There can be no assurance that the Company will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies on more favorable terms than does the Company. If the Company or its suppliers are unable to license protected technology used in the Company’s products, the Company could be prohibited from marketing those products or may have to market products without desirable features. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company’s products or manufacturing methods should be found to infringe protected technology, the Company could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have an adverse effect on the results of operations and financial position of the Company.

The Company may not be able to protect its intellectual property

On occasion in the toy industry, successful products are "knocked-off" or copied.  While the Company strives to protect its intellectual property, there can be no guarantee that knock-offs will not have a significant negative effect on its business.  In addition, intellectual property laws are less developed in China than in the U.S., and historically, China has not protected companies' intellectual property rights to the same extent as the U.S.  The costs incurred in protecting the Company’s intellectual property rights could be significant and there is no assurance that it will be able to successfully protect their rights.

The Company may be subject to product liability claims which, if not covered by adequate insurance, could result in the Company becoming responsible for paying substantial amount of damages, which could adversely impact its business, financial condition and results of operations

The Company is subject to product liability claims relating to the products they manufacture and distribute. Since most of Playwell's products are manufactured for infants and pre-school children, safety has been a major concern in the toys that Playwell, in particular, designs, develops and has manufactured. However, the Company cannot assure total safety of its products and therefore can be subject to possible claims for injury or damage, some or all of which may not be covered by insurance. Playwell is not currently, nor has it been in the past, a defendant in any product liability lawsuit. Grand US was a defendant in a product liability claim relating to a third party's product which was distributed by Grand US, but this was settled at minimum cost to the Company in January 2005. A successful claim brought against the Company by a customer which is not covered by insurance or a consumer and the adverse publicity that could accompany any such claim could have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company operates across a number of international borders and may face unanticipated assessments from taxing authorities from these jurisdictions

The Company's operations involve a significant number of cross-border transactions. The Company is expected to establish provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company operates, through the Company's transfer pricing, or through challenges to the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company could be exposed to possible additional taxation that will not have been accrued.

The Company will be subject to many U.S. regulations when exporting toys into the U.S. that could result in the exclusion of some of its products from U.S. markets

U.S. customers of the Company are and the Company will be subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act when importing or producing toys to be sold in the U.S. These laws empower the Consumer Product Safety Commission, or the CPSC, to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude products from the market that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances. Similar laws exist in some states and cities in the U.S., as well as in foreign jurisdictions. The Company designs and tests the products it purchases or manufactures for compliance with regulatory standards, however, there can be no assurance that the Company's products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on the business, financial condition and results of operations of the Company. In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that the Company's products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may be subject to tariffs and quotas that could restrict its ability to export products to the U.S.

A substantial portion of the Company's products are expected to be shipped to customers in the U.S. The U.S. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Company's ability to continue to export products to the U.S. at the expected or increased levels. The Company cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on the Company that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S. Adverse changes in tariff structures or other trade policies could have a material adverse effect on the Company's business, financial condition and results of operations.

The market price of the Company’s ADSs is expected to be volatile

Market prices of the securities of toy companies are often volatile and Grand US' historical stock price has reflected this volatility. The trading price of the Company's ADSs may be subject to wide fluctuations. These broad market and industry fluctuations may result in the decline of the market price of the Company's ADSs, regardless of its operating performance.

The Company expects that the market price of the Company’s ADSs will be, affected by many factors, including:

•

fluctuations in the Company's financial results;

•

the actions of the Company's customers and competitors;

•

new regulations affecting foreign manufacturing;

•

other factors affecting the toy industry in general;

•

announcements of new products by the Company or its competitors;

•

the operating and stock price performance of other companies that investors may deem comparable;

•

news reports relating to trends in its markets; and

•

sales of the Company’s ADSs into the public market.

It may be difficult for the Company’s ADSs to be sold at attractive prices

The Company’s ADSs have generally experienced limited liquidity and trading volume and there is no coverage of the Company by analysts and market makers.  This may or may not affect the future performance of the Company’s ADSs. There can be no assurance that a more active trading market for the Company’s ADSs will develop or that, if developed, will be sustained. Further, there is no public market for the ordinary shares of the Company underlying the ADSs. In the past several years, many foreign issuers with market capitalization similar to that of the Company have been unable to sustain an active trading market for their securities.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of any company. These broad market and industry fluctuations may result in the decline of the price of the Company’s ADSs, regardless of its operating performance.

Future sales of the Company’s ADSs by existing shareholders, option holders and warrant holders could result in a decline of the price of the Company’s ADSs

The market price of the Company’s ADSs could decline as a result of sales of a large number of its ADSs into the market, or the perception that these sales could occur. There are currently options and warrants to purchase 2,206,851 of the Company’s ADSs and the Company intends to file a Form S-8 registration statement covering the shares underlying the ADSs issuable upon exercise of the options shortly after the filing of this reports which would permit the immediately sale of all vested options.  In addition, the Company recently issued to Centralink 2,000,000 Preference Shares which are convertible into 2,804,600 ADSs. Centralink has the right to demand registration of the shares underlying these ADSs. If and when these options and warrants are exercised or the Preference Shares are converted and registered, it might have a depressive impact on the market price of the Company’s ADSs. This might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

The Company does not expect to pay dividends on its common stock

The Company has not paid any cash or other dividends on its ADSs and the Company does not expect to declare or pay any cash dividends on its ADSs in the foreseeable future.

It may be difficult to enforce civil liabilities against the Company

The Company is a Hong Kong company, and a substantial portion of its assets are located outside the U.S. In addition, certain of the Company's directors and officers are resident outside the U.S., and all or a substantial portion of the assets of such persons are or may be located outside the U.S. As a result, it may not be possible for investors to affect service of process within the U.S. upon such persons, or to enforce against them or the Company judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. securities laws. The availability in Hong Kong, in original actions or in actions for enforcement of judgments of U.S. courts, of remedies provided for under the U.S. securities laws may be subject to the discretion of the Hong Kong courts based on consideration of Hong Kong public policy.

Features of Hong Kong law which allow an acquiring party to compulsorily acquire shares held by minority shareholders may force minority shareholders of the Company to sell their shares under certain circumstances which may negatively impact the price and liquidity of the Company’s ADSs

Hong Kong law allows a party to compulsorily acquire the shares of a Hong Kong company held by minority shareholders. These circumstances are described under the section titled "Additional Information" appearing elsewhere in the Company’s

2004 Form 20-F. This in turn may discourage ownership of the Company ADSs and negatively impact the price and liquidity of the Company’s ADSs.  Mr. Jeff Hsieh, who indirectly or directly controls over 72.42% of the shares of the Company on a fully diluted basis, could potentially force the minority shareholders of the Company to sell their ADSs pursuant to these provisions. Mr. Hsieh has informed the Company that he does not presently intend to initiate or support an effort to force the compulsory acquisition of shares using these provisions. Should he initiate or support such an effort in the future, minority shareholders may be forced to sell their ADSs.

Risks Related to Doing Business in China

The Company is organized and based in Hong Kong, which is part of the People's Republic of China, and the Company is also expected to purchase most of its products from manufacturers in China. The following addresses some of the risks associated with doing business in China.

The Company depends on certain of its related subsidiaries for producing its products. These related subsidiaries have large manufacturing operations in China and interruptions in the production capacity of these related subsidiaries will adversely affect the Company’s business and financial results.

Playwell sources most of its supplies of finished products and moulds for manufacturing from two subsidiaries of Cornerstone, Playwell Industry Ltd. and Zhejiang Playwell Toy Co. Ltd. Both of these companies have their manufacturing facilities in China. Should the production capacity of any of these companies be interrupted for whatever reason, including risks inherently associated with doing business in China, the operations of Playwell would be materially affected. The U.S. government is currently reviewing a number of commercial and legal practices widespread in China, such as China's handling of intellectual property and certain of its labor practices, and certain political and military actions taken or proposed by China. If the U.S. ultimately takes negative action against China's exports or its transaction of business with U.S. entities, then the cost of Chinese imports could increase significantly and the ability of Playwell to source its supplies of finished goods and moulds from China may be materially impaired. If the production capacity of any of the companies on which Playwell depends is interrupted for any reason, including the actions described above, there could be an adverse effect on Playwell's ability to develop and supply products until alternative manufacturing arrangements are made on economic, production and operational terms at least as favorable as those currently in effect.

Because China does not have a well developed, comprehensive system of laws, it may be difficult for the Company and its subsidiaries to protect or enforce their legal rights

A majority of the Company's assets and operations are located in Hong Kong, but certain of Playwell's related subsidiaries, on which Playwell depends, have large operations in China. For instance, Playwell Industry Ltd. and Zhejiang Playwell Toy Co. Ltd., from which Playwell sources most of its supplies of finished products and moulds for manufacturing, have their manufacturing facilities in China. While Hong Kong corporate law is based on English law and is well-developed, the Chinese legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents; unlike the common law system in the U.S. China does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation.

In addition, the Chinese legal system relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in China develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. Furthermore, the Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court of another jurisdiction. It is widely believed that China's entry into the World Trade Organization, or WTO, should expedite the uniform interpretation and enforcement of laws throughout China. However, there can be no assurance that the Company's current or future activities in China will have a high degree of certainty under China's legal system.

If the Company is not able to obtain appropriate governmental support and approvals in China, it may not be able to conduct its business activities as planned.

 The Company's activities in China may by law be subject, in some circumstances, to administrative review and approval by various national and local agencies of the Chinese government. Although the Company believes that the present level of support from local, provincial and national governmental entities enjoyed by the Company benefits the Company’s operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

 If the Exchange Rate for the Hong Kong Dollar ceases to be fixed against the U.S. Dollar, the Company would be subject to potentially significant adverse exchange rate risks

The Hong Kong dollar has remained relatively constant against the U.S. dollar due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. One U.S. dollar is pegged to $7.80 HK dollar under that system. There can be no assurance that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained in the future. Because the Company's corporate headquarters are located in Hong Kong, a large proportion of the Company's administrative and business expense are denominated in Hong Kong dollars and a large proportion of its revenues is expected to be in U.S. dollars from the sale of toy products to the U.S. Should the currency peg cease to be maintained and the exchange rate between the Hong Kong dollar and the U.S. dollar be allowed to float, the Company's business and results of operations may be negatively impacted.

A change in currency exchange rates could increase the Company's costs relative to its revenues

The Company's sales are mostly denominated in U.S. dollars or Euros. The majority of the Company's expenses are denominated in Hong Kong dollars, followed by Chinese renminbi, the currency of China, Euros and U.S. dollars. The Company is also expected to generate revenues, expenses and liabilities in other currencies such as Singapore dollars and New Taiwan dollars. As a result, the Company will be subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. Fluctuations in the exchange rate of the U.S. dollar against the respective foreign currencies could have a significant impact on the Company's revenues, results and financial condition. A rise in the value of the foreign currencies relative to the U.S. dollar will increase the Company's relative production costs and decrease the relative value of its revenue, thereby reducing its operating margins. Furthermore, should the U.S. dollar weaken, the Company's products could become more expensive in the U.S. even if the prices of the products in Hong Kong dollars remain unchanged, which could further adversely affect the Company's revenues. Currently, the Company has not entered into agreements or purchase instruments to hedge its exchange rate risks.

Effects of Inflation

The Company does not believe that inflation has had a significant impact on its financial position or results of operations in the past three years.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company adopted  SFAS No. 151 effective July 1, 2005 and there were no material impacts on the results presented.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.  The Company adopted SFAS No. 123R effective July 1, 2005 and there were no material impacts on the results presented.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach.  Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.  Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.  Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123.  Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted.  The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested.  The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in (p) above pursuant to the disclosure requirements of SFAS No. 148.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets –An Amendment of APB Opinion No. 29.  SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively.  The Company adopted SFAS No. 153 effective July 1, 2005 and there were no material impacts on the results presented.

In May 2005, the FASB issued SFAS No. 154, Changes and Errors Corrections – An Amendment of APB Opinion No. 20. and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of this Statement shall be applied prospectively.  In accordance with the standard, the Company will adopt SFAS No. 153 effective December 15, 2005.

Item 3.   Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to certain market risks, which arise from transactions entered into the normal course of business.  The Company’s primary exposures are changes in interest rates with respect to its debt and foreign currency exchange fluctuations.

INTEREST RATE RISK     The interest payable on the Company’s revolving lines-of-credit are variable based on the prime rate, and therefore, affected by changes in market interest rates. The Company does not use derivative financial instruments.

FOREIGN CURRENCY RISK

     While the Company’s product purchases are transacted in US dollars; most transactions among the suppliers and subcontractors are effected in Hong Kong dollars, where most of the Companies’ products are manufactured.  Accordingly, fluctuations in Hong Kong monetary rates may have an impact on the Company’s cost of goods.  Furthermore, appreciation of Chinese currency values relative to the Hong Kong dollar could increase the cost to the Company of the products manufactured in the People’s Republic of China, and thereby have a negative impact on the Company.  As well since a portion of the Company’s sales are in Canadian dollars, the Company is at risk with regards to the conversion of Canadian dollars to US dollars to pay its suppliers.  Therefore, fluctuations in conversion rates may have an impact on the Company.  The Company may use derivative financial instruments solely to hedge the effects of such currency fluctuations.

Part II: Other Information

Item 1. Legal proceedings

Grand Toys Ltd., an indirect Canadian subsidiary of the Company was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement is covered by insurance.

The Company believes that the ultimate resolution of the claim will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

The following securities were issued on:

ADS transactions:

April 15, 2005:

•

52,175 ADS issued in lieu of a cash payment of accrued interest on the exchangeable note.

•

10,500 ADSs representing 10,500 ordinary shares were issued upon exercise of stock options

Preferred shares:

April 15, 2005:

•

2,000,000 series a convertible preference shares issued in exchange for the exchangeable note.

 Material Contract:

Citibank Loan Agreement

October 14, 2005

International Playthings, Inc.

(f/k/a IPI Acquisition Corp.)

75 Lackawanna Avenue

Parsippany, NJ 07054

Re:

$15,000,000 borrowing base line of credit

Gentlemen or Ladies:

Citibank, F.S.B. ("Citibank") is pleased to advise you it holds available for International Playthings, Inc. f/k/a IPI Acquisition Corp. (the "Borrower"), a corporation organized and in good standing under the laws of the State of Delaware, a borrowing base line of credit (the "Line") in the amount of $15,000,000, subject to the following terms and conditions:

1.

Description of the Line:

Loans provided under the Line shall be evidenced by Citibank's Master Note (the "Note") in the amount of the Line.  Each advance thereunder shall bear interest at a rate to be elected by the Borrower at the time of each request for an advance equal to either:

(i)

Prime Rate Option:

A rate of interest equal to 1/2% below the prime rate of interest as published in the Money Rates column of the Wall Street Journal from time to time (the “Prime Rate”).  Any change in the Prime Rate shall take effect on the date of the change in the Prime Rate, or

(ii)

LIBOR Rate Option:

A rate per annum equal to the Reserve Adjusted LIBOR, as such term is defined in the Note, plus a margin of 175 basis points for interest periods of 30, 60, 90 or 180 days.

Interest on the unpaid principal balance of the Note from time to time outstanding shall be payable monthly in arrears commencing on the first day of the month following the date of the first advance under the Note. Any advance under the Line made by Citibank in its discretion shall be in an amount not less than $100,000 for Prime Rate advances and $500,000 for LIBOR Rate advances.

In the case of a Prime Rate advance, such advance may be prepaid, in whole or in part, in increments of not less that $100,000, without premium or penalty.

The Borrower agrees to indemnify Citibank and hold Citibank harmless from any loss or expense that Citibank may sustain or incur, as more particularly described in the Note should the Borrower make any prepayment of the principal of an advance hereunder bearing interest at the LIBOR Rate or in the event of a default by the Borrower in the payment or performance of any terms of the Note or this line letter.

There shall be available under the Line a sublimit for commercial letters of credit (each, an "L/C" and collectively, the "L/Cs") in the amount of $2,000,000.

The maximum tenor for each L/C shall be 180 days.  Each L/C issued under the Line shall be governed by the terms and conditions set forth in Citibank's Master Letter of Credit Agreement.  There shall be payable in respect of each L/C, a fee equal to 1/8% upon the opening and 1/8% upon the negotiation thereof together with Citibank's fees and charges therewith.

Notwithstanding any provisions herein to the contrary, the maximum availability under the Line shall not exceed an amount determined with application to the following borrowing base formula:

The sum of (i) eighty-five percent (85%) of the Borrower's "Eligible Accounts Receivable", that is, (a) all domestic accounts of the Borrower dated not more than sixty (60) days from their respective due dates, (b) all Canadian credit-insured accounts of the Borrower and the Guarantor (as defined below) dated not more than sixty (60) days from their respective due dates up to an aggregate amount of $2,750,000 and solely to the extent that such accounts are within the credit insurance coverage with respect to each Canadian account debtor and (c) all Canadian accounts of the Guarantor (as defined below) owing by Wal-Mart or Canadian Tire Corp. dated not more than sixty (60) days from their respective due dates,  excluding, in each case, those accounts deemed ineligible by Citibank in its sole reasonable discretion, and  (ii) the lesser of (x) fifty percent (50%), reducing to thirty-five percent (35%) in November and December of each year, of the sum of, without duplication, the Borrower's "Eligible Inventory" (excluding the Borrower’s inventory in transit) and the Borrower’s inventory with respect to which a L/C is in effect or (y) $4,250,000 (the "Borrowing Limit"). Terms used in this paragraph shall have the meaning given to such terms in the Borrowing Base Certificate, identified herein.  The aggregate of all advances and loans under the Line shall at no time exceed the availability under the Borrowing Limit and the Borrower shall pay to Citibank promptly after demand such amounts as may be necessary from time to time to reduce the aggregate of all such loans and advances to an amount not in excess of the Borrowing Limit.

The Borrower acknowledges and agrees that the Line is uncommitted and requests for advances or extensions of credit thereunder shall be approved in the discretion of Citibank, which may refuse to make an extension of credit under the Line at any time without prior notice to the Borrower, and that the performance or compliance by the Borrower of the agreements contained in this letter, or in any other document or agreement evidencing or securing such advances or extensions of credit, shall not obligate Citibank to make an advance or provide an extension of credit thereunder.

Subject to the terms and conditions hereof, the Line shall be available until June 30, 2006.

2.

Guarantors:

Repayment of all loans, extensions of credit and financial accommodations provided under the Line together with interest and costs thereon shall be guaranteed by Grand Toys Ltd. (the "Guarantor") pursuant to a Guarantee in form and substance satisfactory to Citibank.

3.

Purpose of the Line:

The purpose of the Line shall be to support the collection of accounts receivable and to finance inventory purchases.

4.

Security for the Line:

The Line and all other obligations of the Borrower and obligations of the Guarantor shall be secured by a first priority security interest in all assets and personal property of the Borrower and the Guarantor pursuant to security documents in form and substance satisfactory to Citibank.

The Line shall also be secured by a $2,000,000 note executed by the Guarantor in favor of the Borrower, which note shall be satisfactory in form and substance to Citibank and which shall be endorsed to Citibank.

5.

Conditions Precedent:

Prior to the Borrower's initial request for an advance under the Line, it shall have provided to Citibank, if it has not already done so:

(i)

A copy of the resolutions passed by the Borrower's Board of Directors certified by its Secretary as being in full force and effect authorizing the borrowing described herein and the execution of all documents and agreements required by Citibank to evidence and secure the Line; and

(ii)

A certified copy of the certificate of incorporation of the Borrower.

6.

Financial Reporting:

The Borrower shall provide to Citibank:

(i)

As soon as available, but in any event within one hundred twenty  (120) days after the last day of each fiscal year, a balance sheet of the Borrower, as of such last day of the fiscal year, and statements of income and retained earnings and cash flows for such fiscal year prepared in accordance with generally accepted accounting principles consistently applied, in reasonable detail, such statements to be reviewed by a firm of independent certified public accountants satisfactory to Citibank.

(ii)

As soon as available, but in any event within sixty (60) days after the last day of each semi-annual, a balance sheet of the Borrower as of the last day of such semi-annual period, and statements of income and retained earnings and cash flows for such period, each prepared in accordance with generally accepted accounting principles consistently applied, in reasonable detail, such statements to be prepared on a review basis by a firm of independent certified public accountants satisfactory to Citibank.

(iii)

As soon as available, but in any event within sixty (60) days after the end of the first and third fiscal quarters, a balance sheet of the Borrower and statements of income and retained earnings and cash flows of the Borrower for such quarter, and the portion of the fiscal year through such date all in reasonable detail, such statements to be prepared by the Borrower in accordance with generally accepted accounting principles consistently applied.

(iv)

As soon as available, but in any event within sixty (60) days after the end of each fiscal quarter, a balance sheet of the Guarantor and statements of income and retained earnings and cash flows of the Guarantor for such quarter, and the portion of the fiscal year through such date all in reasonable detail, such statements to be prepared by the Guarantor in accordance with generally accepted accounting principles consistently applied.

(v)

As soon as available, but in any event within one hundred eighty (180) days after the end of the 2005 fiscal year, a copy of the Form 20-F filed or to be filed with the Securities and Exchange Commission (“SEC”) for Grand Toys International, Ltd. (“Grand”).

(vi)

As soon as available, but in any event within sixty (60) days after the end of each fiscal quarter, a copy of the Form 6-K report filed or to be filed with the SEC for Grand.

Each of the financial statements specified in Sections (i), (ii), (iii) and (iv) above shall be accompanied by a certificate signed by the president or chief financial officer of the Borrower or the Guarantor as applicable, to the effect that such statements fairly present the financial condition of the Borrower or the Guarantor as applicable, as of the balance sheet date and results of the operations of the Borrower or the Guarantor as applicable, for the period(s) then ended in accordance with generally accepted accounting principles consistently applied.

(vii)

As soon as available, but in any event within twenty (20) days after the end of each calendar month, a statement, in such form and in such detail as Citibank may reasonably require, setting forth a description of the Borrower's inventory and its valuation as of the end of such month, accompanied by a certificate signed by the Borrower's president or chief financial officer to the effect that such statement is true and correct and has been prepared in accordance with the Borrower's prior methods and procedures.

(viii)

As soon as available, but in any event within twenty (20) days after the end of each calendar month, schedules of the Borrower’s and the Guarantor’s accounts receivable and accounts payable aged to show the number of days each such account has been outstanding from its invoice date, in form satisfactory to Citibank and accompanied by a statement signed by the Borrower's president or chief financial officer to the effect that such statement is true, correct and complete.

(ix)

As soon as available, but in any event within twenty (20) days after the end of each calendar month, a Borrowing Base Certificate, in form and substance satisfactory to Citibank.

(x)

As soon as available, but in any event within one hundred twenty (120) days after the last day of each fiscal year, internally prepared financial projections, in form and substance satisfactory to Citibank.

(xi)

Such other financial or additional information as Citibank may from time to time request.

7.

Special Requirements:

a.

The Borrower agrees to maintain:

(i)

a minimum working capital (the excess of current assets over current liabilities) of not less than $4,500,000 at all times.

(ii)

a capital base (the sum of capital surplus, earned surplus, capital stock and such other items as are allowable under generally accepted accounting principles and subordinated liabilities minus deferred charges, intangibles, receivables due from stockholders, officers or affiliates and treasury stock) in an amount not less than $5,500,000 at September 30, 2005 and in an amount not less than $6,000,000 at all times thereafter.

(iii)

a maximum leverage ratio (the ratio of total unsubordinated liabilities to capital base) of not greater than 2.75 to 1.0 at all times.

b.

The Borrower shall maintain hazard insurance on its inventory and equipment with a financially sound and reputable insurance company in such amounts as are necessary to cover not less than the replacement cost of such inventory and equipment and covering such risks as are usually carried by companies engaged in the same or similar business which insurance policy shall be endorsed to name Citibank lender loss payee.

c)

The Borrower agrees that it shall not make any investments, advances or loans to the Guarantor, Grand or any of Grand’s other affiliates or any of the Borrower’s other affiliates in an aggregate amount greater than $2,000,000.

d)

 Each of Borrower and the Guarantor agrees that there shall be no change in its management, ownership or control without the prior written consent of Citibank; provided, however, that (i) Borrower shall be permitted to terminate any member of management without cause without the consent of Citibank, so long as, in the case of Borrower, each of Ted Kiesewetter, David J. Fremed and Michael Varda remains a member of senior management of Borrower and, in the case of Guarantor, the senior management of the Guarantor in effect as of the date hereof remains the senior management of Guarantor and (ii) the death or disability of any member of management of Borrower or Guarantor shall not be deemed a change in management of Borrower or Guarantor.  Each of Borrower and Guarantor agrees to promptly notify Citibank in writing of any change in management of Borrower or Guarantor in accordance with clause (i) or (ii) of the foregoing proviso.

e)

The Borrower shall cause the Guarantor to maintain, and the Guarantor agrees to maintain:

(i)

a capital base (the sum of capital surplus, earned surplus, capital stock and such other items as are allowable under generally accepted accounting principles and subordinated liabilities minus deferred charges, intangibles, receivables due from stockholders, officers or affiliates and treasury stock) in an amount not less than $2,500,000 at each fiscal quarter.

(ii)

a minimum working capital (the excess of current assets over current liabilities) of not less than $2,000,000 at each June 30th semi annual period and not less than $2,500,000 at each fiscal year end.

(iii)

a maximum leverage ratio (the ratio of total unsubordinated liabilities to capital base) of not greater than 1.5 to 1.0 at each fiscal quarter.

f)

The Borrower shall not pay or accrue any dividends, distributions or management fees or any other payments to any of its affiliates in any fiscal year in excess of an aggregate amount of its net income as stated in the financial statements delivered to Citibank in accordance with paragraph 6 (i) hereof for such fiscal year, and such dividends, distributions, management fees or other payments shall be made only after the Borrower demonstrates to Citibank in a manner satisfactory to Citibank that the Borrower is, and will be, in full compliance with all covenants contained herein both immediately prior to and after giving effect to such dividends, distributions, management fees or other payments.

g)

The Borrower agrees not to sustain or incur a net operating loss in any fiscal year.

h)

The Borrower shall maintain credit insurance on its accounts receivable with a financially sound and reputable insurance company which insurance policy shall be endorsed to name Citibank lender loss payee.

i)

The Borrower agrees to permit Citibank or its agents or representatives to conduct an annual field audit of the Borrower's books and records and its operations at the Borrower's sole cost and expense, which field audit shall disclose no adverse facts or circumstances not currently known to Citibank.

8.

Annual Clean-Down:

The Borrower covenants and agrees that for a period of not less than thirty (30) consecutive days at any one time prior to the expiration of the Line, the aggregate of all loans outstanding thereunder shall not exceed $3,500,000.

9.

Administration Fee:

In order to compensate Citibank for costs attributable to Citibank's due diligence review of the Borrower's financial condition and business operations, including, without limitation, any credit and financial analysis conducted by Citibank to determine whether the Line shall be made available to the Borrower, the Borrower agrees to pay Citibank upon the acceptance hereof an administration fee of $9,375.

10.

Integration:

This letter replaces, amends and supersedes all prior agreements and understandings between the Borrower and Citibank with respect to the matters addressed herein.

11.

Acceptance:

If the foregoing is acceptable, please so indicate by signing and returning this letter together with the administration fee before October 27, 2005, the date this letter will otherwise expire, unless extended in writing by Citibank.

Very truly yours,

CITIBANK, F.S.B.

By: ______________________

   Chris Webb

   Senior Vice President

Agreed and Accepted this

      day of October, 2005

INTERNATIONAL PLAYTHINGS, INC.

(f/k/a IPI ACQUISITION CORP.)

By:__________________________

Name:

Title:

GRAND TOYS LTD.

By: _________________________

Name:

Title:

MASTER NOTE (Eurodollar/Prime Rate)

This Master Note replaces and supercedes that certain Master Note dated March 3, 2005 in the original amount of $10,000,000 from the undersigned to the Bank.

$15,000,000                                                                                                                           Date:                                 , 2005

FOR VALUE RECEIVED, the undersigned, a Delaware corporation, promises to pay to the order of CITIBANK, F.S.B. (the "Bank"), on or before June 30, 2006 (the "Maturity Date"), the sum of Fifteen Million Dollars ($15,000,000), or, if less, the aggregate unpaid principal amount of all advances made by the Bank pursuant to the line of credit (each an "Advance" and collectively, the "Advances"), not to exceed an aggregate amount at any one time outstanding of Fifteen Million Dollars ($15,000,000), available to the undersigned hereunder (the "Line") together with interest thereon as set forth herein.

Each Advance hereunder which is a Eurodollar Advance (as defined below) shall bear interest on the unpaid principal amount thereof for the Interest Period applicable thereto at a rate per annum equal to the Reserve Adjusted Libor determined for each Interest Period therefor in accordance with the terms of this Note plus a margin of 175 basis points. Each Advance which is a Prime Rate Advance (as defined below) shall bear interest on the unpaid principal amount thereof from the date thereof until payment of such Prime Rate Advance in full at a fluctuating rate per annum equal to 1/2% below the prime rate of interest. The undersigned shall notify the Bank not later than 12 noon three Business Days prior to each Advance hereunder which the undersigned requests to maintain at a rate of interest based on Reserve Adjusted Libor (a "Eurodollar Advance"), and not later than 12 noon on the date of each Advance which the undersigned requests to maintain at a rate of interest based on the Prime Rate (a "Prime Rate Advance").  All requests for Advances shall be irrevocable and shall be in the minimum amount of $100,000 with respect to each Prime Rate Advance and $500,000 with respect to each Eurodollar Advance.  Each request by the undersigned for an Advance hereunder shall specify whether the requested Advance is a Eurodollar Advance or a Prime Rate Advance, the proposed date to fund the Advance, and if a Eurodollar Advance is requested, the Interest Period applicable thereto.

Any Eurodollar Advance may be continued as a Eurodollar Advance upon expiration of an Interest Period with respect thereto by complying with the notice provisions contained in the definition of Interest Period; provided, however, that no Eurodollar Advance may be continued as such when any Event of Default or event which upon notice, passage of time or both would constitute an Event of Default has occurred and is continuing but shall be automatically converted to a Prime Rate Advance on the last date of the Interest Period in effect when the Bank is notified of such default or Event of Default.

The undersigned may elect from time to time to convert outstanding Eurodollar Advances to Prime Rate Advances by giving the Bank at least three Business Days prior irrevocable notice of such election; provided that any conversion of a Eurodollar Advance may be made only on the last day of an Interest Period with respect thereto.  The undersigned may elect from time to time to convert an outstanding Prime Rate Advance to a Eurodollar Advance by giving the Bank irrevocable written notice of such election not later than 12 noon, three Business Days prior to the date of the proposed conversion and further provided that (i) the conversion shall be in the minimum principal amount of $500,000 and (ii) no Event of Default or event upon notice, passage of time or both would constitute an Event of Default shall have occurred and be continuing.  Notwithstanding the foregoing, no Advance may be converted to or continued as a Eurodollar Advance if the Interest Period would extend beyond the Maturity Date.

Interest in respect of Prime Rate Advances shall be payable on the first day of each month commencing on the first such date to occur after the date the Advance is made, and on the Maturity Date.  Interest in respect of Eurodollar Advances shall be payable on the last day of the Interest Period in respect thereof.  Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed.  All payments hereunder shall be payable in immediately available funds in lawful money of the United States.  The undersigned authorizes the Bank to charge any of the undersigned's accounts for payments of principal or interest.  Any payment of principal of or interest payable hereunder which is not paid when due, whether at maturity, by acceleration, or otherwise, shall bear interest from the date due until paid in full at a rate per annum equal to three percent (3%) above the rate otherwise payable with respect thereto.

This note provides that interest be paid monthly in respect of Prime Rate Advances and on the last day of an Interest Period in respect of Eurodollar Advances.

All requests for advances shall be irrevocable and must be received by the Bank no later than 12:00 noon on the date of the proposed advance.  The Bank may act without liability upon the basis of telephonic notice believed by the Bank in good faith to be from the undersigned.  In each such case, the undersigned hereby waives the right to dispute the Bank's record of the terms of such telephonic notice.  The undersigned shall immediately confirm to the Bank in writing each telephonic notice.  All advances under the Line are at the

Bank's sole and absolute discretion and the Bank, at its option and in its sole and absolute discretion and without notice to the undersigned, may decline to make any advance requested by the undersigned.

Subject to the terms and conditions hereof and the terms and conditions set forth in any agreement in writing between the Bank and the undersigned, the undersigned may borrow, repay in whole or in part, and reborrow on a revolving basis, up to the maximum amount of the Line.  Prime Rate Advances may be prepaid without premium or penalty together with accrued interest thereon to and including the date of prepayment.  Eurodollar Advances may be prepaid without premium or penalty (except as provided in the next succeeding paragraph) together with accrued interest thereon to and including the date of prepayment, provided such prepayment date must be the last day of the then current Interest Period of such Advance.  The Bank shall maintain its records to reflect the amount and date of each advance and of each payment of principal and interest thereon.  All such records shall, absent manifest error, be conclusive as to the outstanding principal amount hereof; provided, however, that the failure to make any notation to the Bank's records shall not limit or otherwise affect the obligations of the undersigned to repay each advance made by the Bank, in accordance with the terms hereof.

The undersigned agrees to indemnify the Bank and hold the Bank harmless from any loss or expense which the Bank may sustain or incur, including without limitation, interest or fees payable by the Bank to lenders of funds obtained by it in order to maintain a Eurodollar Advance hereunder, as a consequence of (a) default by the undersigned in payment of the principal amount of or interest on a Eurodollar Advance, (b) default by the undersigned in making any prepayment of a Eurodollar Advance after the undersigned gives notice in accordance with this Note and/or (c) the making of any payment of a Eurodollar Advance on a day which is not the last day of the then applicable Interest Period with respect thereto.  When claiming indemnification under this paragraph, the Bank shall provide to the undersigned a statement explaining the amount of any such loss or expense which statement shall in the absence of manifest error be conclusive with respect to the undersigned.  The indemnity obligations hereunder shall survive payment in full of the Note.

As security for the payment of this Note and of all other obligations and liabilities of the undersigned to the Bank, whether now or hereafter existing, joint, several, direct, indirect, absolute, contingent, secured, matured or unmatured, the undersigned grants to the Bank a right of setoff against, a continuing security interest in, and an assignment and pledge of all moneys, deposits (general or special), securities and other property of the undersigned and the proceeds thereof, now or hereafter held by the Bank on deposit, in safekeeping, in transit or otherwise, at any time credited by or due from the Bank to the undersigned, or in which the undersigned shall have an interest.

Upon the occurrence and continuance of any of the following (each an "Event of Default"):  (a) default in the payment when due of any amount hereunder; (b) filing by or against the undersigned of a petition commencing any proceeding under any bankruptcy, reorganization, rearrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, now or hereafter in effect; (c) making by the undersigned of an assignment for the benefit of creditors; (d) petitioning or applying to any tribunal for the appointment of a custodian, receiver or trustee for the undersigned or for a substantial part of its assets; (e) death or incapacity of the undersigned (if an individual); (f) entry of any judgment or order of attachment, injunction or governmental tax lien or levy issued against the undersigned or against any property of the undersigned; (g) consent by the undersigned to assume, suffer or allow to exist, without the prior written consent of the Bank, any lien, mortgage, assignment or other encumbrance on any of its assets or personal property, now owned or hereafter acquired, except those liens, mortgages, assignments or other encumbrances in existence on the date hereof and consented to in writing by the Bank; (h) default in the punctual payment or performance of this or any other obligation to the Bank or to any other lender at any time; (i) the existence or occurrence at any time of one or more conditions or events which, in the sole opinion of the Bank, has resulted or is reasonably likley to result in a material adverse change in the business, properties or financial condition of the undersigned; (j) failure on request to furnish any financial information or to permit inspection of the books and records of the undersigned; (k) any warranty, representation or statement in any application, statement or agreement which proves false in any material respect, (l) default in the observance or performance of any covenant or agreement of the undersigned herein or in any other agreement between the Bank and the undersigned; or (m) any of the foregoing events (other than the event described in clause (a)) shall occur with respect to any guarantor of the undersigned's obligations hereunder then this Note shall, at the sole option of the Bank, become due and payable without notice or demand; provided, however, if an event described in clause (b), clause (c) or clause (d) above occurs, this Note shall automatically become due and payable.

Upon the occurrence and during the continuance of an Event of Default, the Bank, its affiliates and subsidiaries shall be entitled to setoff against and apply to the payment hereof the balance of any account or accounts maintained with the Bank its affiliates or subsidiaries by the undersigned and to exercise any other right or remedy granted hereunder, or under any agreement between the undersigned and the Bank or available at law or in equity, including, but not limited to, the rights and remedies of a secured party under the New York Uniform Commercial Code.  The failure by the Bank at any time to exercise any such right shall not be deemed a waiver thereof, nor shall it bar the exercise of any such right at a later date.  Each and every right and remedy granted to the Bank hereunder or under any agreement between the undersigned and the Bank or available at law or in equity shall be cumulative and not exclusive of any other rights, powers, privileges or remedies, and may be exercised by the Bank from time to time and as often as may be necessary in the sole and absolute discretion of the Bank.

The undersigned agrees to pay, on demand, all of the Bank's costs and expenses, including reasonable counsel fees (whether in-house or outside counsel), in connection with the collection of any amounts due to the Bank hereunder or in connection with the enforcement of the Bank's rights under this Note.

This Note shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to principles of conflict or choice of laws.

THE UNDERSIGNED HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY FEDERAL OR STATE COURT IN THE STATE OF NEW JERSEY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT AGAINST IT AND RELATED TO OR IN CONNECTION WITH THIS NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY AND CONSENTS TO THE PLACING OF VENUE IN THE COUNTY PERMITTED BY LAW.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE UNDERSIGNED HEREBY WAIVES AND AGREES NOT TO ASSERT BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH SUIT, ACTION OR PROCEEDING ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, THAT THE SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE SUIT, ACTION OR PROCEEDING IS IMPROPER, OR THAT THIS NOTE OR ANY OTHER DOCUMENT OR INSTRUMENT REFERRED TO HEREIN MAY NOT BE LITIGATED IN OR BY SUCH COURTS.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE UNDERSIGNED AGREES NOT TO SEEK AND HEREBY WAIVES THE RIGHT TO ANY REVIEW OF THE JUDGMENT OF ANY SUCH COURT BY ANY COURT OF ANY OTHER NATION OR JURISDICTION WHICH MAY BE CALLED UPON TO GRANT AN ENFORCEMENT OF SUCH JUDGMENT.  THE UNDERSIGNED AGREES THAT SERVICE OF PROCESS MAY BE MADE UPON IT BY CERTIFIED OR REGISTERED MAIL TO ITS ADDRESS SET FORTH BELOW OR SUCH OTHER ADDRESS THAT THE UNDERSIGNED SHALL HAVE NOTIFIED THE BANK IN WRITING OR ANY METHOD AUTHORIZED BY THE LAWS OF THE STATE OF NEW JERSEY.  EXCEPT AS PROHIBITED BY LAW, THE UNDERSIGNED HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE.

The undersigned and the Bank hereby agree and acknowledge that any and all information relating to the undersigned which is furnished by the undersigned to the Bank (or to any affiliate of the Bank), and which is non-public, confidential or proprietary in nature, shall be kept confidential by the Bank or such affiliate in accordance with applicable law; provided, however, that such information and other credit information relating to the undersigned may be distributed by the Bank or such affiliate (a) to the Bank's or such affiliate's directors, officers, employees, attorneys, affiliates, attorneys, auditors and regulators, and (b) upon the order of a court or other governmental agency having jurisdiction over the Bank or such affiliate, to any other party.  The undersigned and the Bank further agree that this provision shall survive the termination of this Note.

The Bank shall not, by any act, delay, omission or otherwise, be deemed to have waived any of its rights and/or remedies hereunder.  No change, amendment, modification, termination, waiver, or discharge, in whole or in part, of any provision of this Note shall be effective unless in writing and signed by the Bank, and if so given by the Bank, shall be effective only in the specific instance in which given.  The undersigned acknowledges that this Note and the undersigned's obligations under this Note are, and shall at all times continue to be, absolute and unconditional in all respects, and shall at all times be valid and enforceable irrespective of any other agreements or circumstances of any nature whatsoever which might otherwise constitute a defense to this Note and the obligations of the undersigned under this Note.  The undersigned absolutely, unconditionally and irrevocably waives any and all right to assert any set-off, counterclaim or crossclaim of any nature whatsoever with respect to this Note or the undersigned's obligations hereunder.

In the event any one or more of the provisions contained in this Note should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

The undersigned hereby waives presentment, demand for payment, protest, notice of dishonor, and any and all other notices or demands in connection with the delivery, acceptance, performance, default, or enforcement of this Note.

As used herein the following terms shall have the following meanings:

"Bank" shall be deemed to include the Bank, its successors and assigns and any holder hereof.

"Business Day" means (a) a day other than a Saturday, Sunday or other day on which commercial banks in New Jersey are authorized or required by law to close and (b) relative to the date of (i) continuing an Advance as, or converting an Advance to, a Eurodollar Advance, (ii) making any payment or prepayment of principal of or payment of interest on a Eurodollar Advance, or (iii) the undersigned giving any notice (or the number of Business Days to elapse prior to the effectiveness thereof) in connection with any matter referred to in (b)(i) or (b)(ii), any day on which dealings in U.S. dollars are carried on in the London interbank eurodollar market.

"Eurocurrency Reserve Requirement" means for any day as applied to a Eurodollar Advance, the aggregate (without duplication) of the rates (expressed as a decimal fraction) of reserve requirements in effect on such day (including, without limitation, basic, supplemental, marginal and emergency reserves under any regulations of the Board of Governors of the Federal Reserve System or other governmental authority having jurisdiction with respect thereto), as from time to time hereafter in effect, dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of such Board) maintained by a member bank of such system.

"Interest Period" with respect to any Eurodollar Advance means:

(a)  Initially, the period commencing on the date such Eurodollar Advance is made and ending one, two, three or six  months thereafter; and

(b)  thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurodollar Advance and ending one, two, three or six  months thereafter, as selected by the undersigned by irrevocable written notice to the Bank not less than three (3) Business Days prior to the last day of the then current Interest Period with respect to such Eurodollar Advance; provided, however, that all of the foregoing provisions relating to Interest Periods are subject to the following:

(i) if any Interest Period pertaining to a Eurodollar Advance would otherwise end on a day which is not a Business Day, the Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day;

(ii)  if the undersigned shall fail to give notice as provided in clause (b) above, the undersigned shall be deemed to have requested conversion of the affected Eurodollar Advance to a Prime Rate Advance on the last day of the then current Interest Period with respect thereto;

(iii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

(iv)  no Interest Period may be selected which ends later than the Maturity Date.

"Prime Rate" shall mean a fluctuating rate per annum equal to the prime rate of interest as published in the Money Rates column of the Wall Street Journal from time to time.  Any change in the Prime Rate shall take effect on the date of the change in the Prime Rate.

"Reserve Adjusted Libor" shall mean with respect to the Interest Period pertaining to a Eurodollar Advance, the rate per annum equal to the quotient (rounded upwards to the next higher 1/16 of one percent) of (a) the annual rate of interest at which dollar deposits of an amount comparable to the amount of such Loan and for a period equal to the Interest Period applicable thereto are offered to the Bank in the London interbank market at approximately 11:00 a.m. (London time) on the second Business Day prior to the beginning of such Interest Period, divided by (b) a number equal to 1.00 minus the Eurocurrency Reserve Requirement.

"Undersigned" shall mean, if this Note is signed by more than one party, unless otherwise stated herein, shall mean the "undersigned and each of them" and each undertaking herein contained shall be their joint and several undertaking.  The Bank may proceed against one or more of the undersigned at one time or from time to time as it elects in its sole and absolute discretion.

In the event that the Bank shall have determined (which determination shall be conclusive and binding upon the undersigned) that, by reason of circumstances affecting the London interbank market, adequate and reasonable means do not exist for ascertaining the Reserve Adjusted Libor for any requested Interest Period or with respect to the continuation of a Eurodollar Advance beyond the expiration of the then current Interest Period with respect thereto, the Bank shall forthwith give notice of such determination, confirmed in writing, to the undersigned.  If such notice is given, any outstanding Eurodollar Advance shall be converted, on the last day of the then current Interest Period with respect thereto, to a Prime Rate Advance.  Such notice shall be withdrawn by the Bank when the Bank shall determine that adequate and reasonable means exist for ascertaining Reserve Adjusted Libor.

Notwithstanding anything to the contrary contained elsewhere in this Note, if any change after the date hereof in law, rule, regulation, guideline or order or in the interpretation thereof by any governmental authority charged with the administration thereof, shall make it unlawful for the Bank to make or maintain any Advance as a Eurodollar Advance, then, by written notice to the undersigned, the Bank may require that the Eurodollar Advance be converted to a Prime Rate Advance, whereupon the Eurodollar Advance shall be automatically converted to a Prime Rate Advance as of the date of such notice to the undersigned.

In the event that any change in applicable law or regulation, or in the interpretation thereof by any governmental authority charged with the administration thereof, shall impose on or deem applicable to the Bank any reserve requirements against this Note or the Line or impose upon the Bank any other costs or assessments, the undersigned shall pay to the Bank on demand an amount sufficient to compensate the Bank for the additional cost resulting from the maintenance or imposition of such reserves, costs or assessments.

Any consents, agreements, instructions or requests pertaining to any matter in connection with this Note, signed by any one of the undersigned, shall be binding upon all of the undersigned.  This Note shall bind the respective successors, heirs or representatives of the undersigned.  This Note and the Line shall not be assigned by the undersigned without the Bank's prior written consent.

IN WITNESS WHEREOF, the undersigned has duly executed this Note the day and year first above written.

Witness:_________________________

International Playthings, Inc.

By:__ _______________________

Name:

Title:

Borrower's Address:

75 Lackawanna Ave.

Parsippany, NJ 07054

GENERAL HYPOTHEC AGREEMENT

Date:   October 25, 2005

The undersigned (herein, whether one or more in number, referred to as “Debtor” and which, if two or more in number, shall be solidarily (jointly and severally) bound) with an address as it appears with the signature below, hereby agree(s) in favor of CITIBANK, F.S.B., having an address at One Court Square, Long Island City, New York 11120 (herein referred to as “Secured Party”), as follows:

1.

Security

(a)

Grant of Hypothec.  As security for the Obligations (as defined below), Debtor hereby grants to Secured Party a first priority hypothec to the extent of Five Million Canadian dollars (C$5,000,000.00) (the “Principal”) with interest thereon at the rate of  twenty-four percent (24%) per annum, both before and after maturity, demand, default and judgment, and to the extent of an amount equal to twenty (20%) of the Principal with respect to other money owed by the Debtor to the Secured Party pursuant hereto, including the cost incurred for the recovery of the Principal and interest thereon, as well as for the conserving of the Collateral, in all of Debtor's right, title and interest, whether now existing or hereafter arising or acquired, in and to any and all items of personal property described on Schedule A hereto together with all attachments, accessions and equipment now or hereafter affixed thereto or used in connection therewith, all substitutions and replacements thereof and any supporting obligations and products and proceeds thereof (the “Collateral”).

(b)

 Security for Obligations.  This Hypothec Agreement secures the payment of all now existing or hereafter arising obligations of Debtor to Secured Party, whether primary or secondary, direct or indirect, absolute or contingent, joint or several, secured or unsecured, due or not, liquidated or unliquidated, arising by operation of law or otherwise under any promissory note, guarantee, loan or credit agreement, letter of credit, draft, acceptance, interest rate or foreign exchange agreement, mortgage or other documents evidencing indebtedness whether for principal, interest, fees, expenses or otherwise, together with all costs of collection or enforcement, including, without limitation, reasonable attorneys' fees incurred in any collection efforts or in any action or proceeding (all such obligations being the “Obligations”).

(c)

Debtor Remains Liable.  This Hypothec Agreement shall not affect Debtor's liability to perform all of its duties and obligations under the transactions giving rise to the Obligations.  The exercise by Secured Party of any of the rights hereunder shall not release Debtor from any of its duties or obligations under the transactions giving rise to the Obligations, which shall remain unchanged as if this Hypothec Agreement had not been executed.  Secured Party shall not have any obligation or liability under the transactions giving rise to the Obligations by reason of this Hypothec Agreement, nor shall Secured Party be obligated to perform any of the obligations or duties of Debtor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

(d)

Continuing Agreement.  This security is a continuous security and shall subsist notwithstanding any fluctuation of the amounts hereby secured. The Debtor shall be deemed to obligate itself again with respect to any future obligation hereby secured.  This Agreement does not operate novation and the security hereby constituted shall be in addition to any other guarantee or security which the Secured Party has or may have from time to time.

2.

Debtor's Title; Liens and Encumbrances.

Debtor represents and warrants that Debtor is, or to the extent that this Hypothec Agreement states that the Collateral is to be acquired after the date hereof, will be, the owner of the Collateral, having good and marketable title thereto, or has rights in or the power to transfer the Collateral, which is free from any and all liens, hypothecs, prior claims, security interests, encumbrances and claims.  Debtor will not create, assume or permit to exist any such lien, hypothec, prior claim, security interest, encumbrance or claim on or against the Collateral except as permitted by this Hypothec Agreement, and Debtor will promptly notify Secured Party of any such other claim, lien, hypothec, prior claim, security interest or other encumbrance made or asserted against the Collateral and will defend the Collateral against any such claim, lien, hypothec, prior claim, security interest or other encumbrance.

3

Representations and Warranties: Location of collateral and Records: Business and Trade names of Debtor.

(a)

Debtor represents and warrants to secured party as follows: Debtor’s correct legal name is that indicated on the signature page of this Hypothec Agreement and on Schedule 1 annexed hereto; the state of Debtor’s incorporation or organization is that indicated on Schedule 1 annexed hereto; Debtor has no place of business, offices where Debtor’s books of account and records are kept, or places where the Collateral is used, stored or located, except as set forth on Schedule 1 annexed hereto.  Debtor shall promptly notify Secured party of any change in the foregoing representation; provided, however, that without providing at least thirty (30) days prior written notice to Secured Party, Debtor shall not change its legal name, domicile, jurisdiction of incorporation or chief executive office.  Debtor shall at all times maintain its records as to the Collateral delivered to Secured Party or an agent for secured Party, Debtor will not store, use or locate any of the Collateral at any place other than as listed on Schedule 1 annexed hereto.

(b)

Debtor currently uses; and during the last five years has used, no business or trade names, except as set forth on Schedule 1 annexed hereto.  Debtor shall promptly notify Secured Party, in sufficient detail, of any changes in, additions to, or deletions from the business or trade names used by Debtor for billing purposes.

(c)

The Collateral is now and will be used in Debtor’s business and not for personal, family, household or farming use.

(d)

Debtor has paid and will continue to pay or otherwise provide for the payment when due, of all taxes, assessments or contributions required by law which have been or may be assessed or levied against Debtor, whether with respect to any of the Collateral, to any wages or salaries paid by Debtor,  or otherwise, and will deliver satisfactory proof of such payment to secured Party on Demand.

(e)

The grant of the security in the Collateral is effective to vest in Secured Party a valid first priority hypothec, superior to the rights of any person in and to the Collateral as set forth herein.

(f)

Debtor has not entered into a control agreement in favor of any party, except Secured Party, with respect to Collateral constituting deposit accounts or investment property.  And

(g)

All inventory, goods and merchandise purchased or manufactured by or on behalf of Debtor, the sale of which gives rise to an account has been manufactured in conformity with all federal, local and provincial laws, including all applicable federal, state and local statutes dealing with the control, shipment, storage or disposal of hazardous materials.

4.

Publication of Security.

Debtor shall execute all such notices appropriate under applicable law as Secured Party may require, each in form satisfactory to Secured Party, necessary to publish rights created under this Hypothec Agreement.  Debtor also shall pay all filing or recording costs with respect thereto, and all costs of filing or recording this Hypothec Agreement or any other agreement or document executed and delivered pursuant hereto or to the Obligations, in each case, in all public offices where filing or recording is deemed by Secured Party to be necessary or desirable.  Debtor authorizes Secured Party to (i) file any financing statements or application for registration under the Civil Code of Quebec or amendments thereto without the signature of Debtor or by signing of Debtor's name to any such financing statements as its attorney-in-fact, in jurisdictions in which Secured Party is unable to file financing statements or amendments without Debtor’s signature; (ii) file a photographic or other reproduction of this Hypothec Agreement as a financing statement, (iii) file notices of assignment pursuant to the Financial Administration Act (Canada), or (iv) take all other action which Secured Party may deem necessary or desirable to perfect or otherwise protect the security created hereunder and to obtain the benefits of this Hypothec Agreement.

Debtor authorizes Secured Party to file one or more financing statements or applications for registration with broader collateral descriptions than that provided in this Hypothec Agreement.  Debtor also authorizes Secured Party to file any financing statements that contain any information required by Part 5 of Article 9 of the UCC for the sufficiency of filing office acceptance of any financing statement, including whether the Debtor is an organization, the type of organization, and any organization identification number issued to the Debtor.  The Debtor shall also furnish any such information to Secured Party promptly upon request.  Debtor also ratifies its authorization for Secured Party to have filed one or more financing statements or amendments thereto if filed prior to the date of this Hypothec Agreement.

5.

General Covenants.

Debtor shall:

(a)

furnish Secured Party from time to time, at Secured Party's request, written statements and schedules further identifying and describing the Collateral in such detail as Secured Party may reasonably require;

(b)

advise Secured Party promptly, in sufficient detail, of any substantial change in the Collateral or of the occurrence of any event which would affect the value of the Collateral or Secured Party's security interest therein;

(c)

comply with all acts, rules, regulations and orders of any legislative, administrative or judicial body or official applicable to Debtor or any Collateral or to the operation of Debtor's business except where the failure to comply (i) is non-material and (ii) has no effect on the value of the Collateral or on the ability of Secured Party to exercise its rights and remedies hereunder;

(d)

perform and observe all covenants, restrictions and conditions contained in any agreement or document executed in connection with the Obligations as though the same were fully set forth in this Hypothec Agreement;

(e)

promptly execute and deliver to Secured Party such further agreements or other instruments and take such further action from time to time as Secured Party may deem necessary to perfect, protect or enforce its security interests in the Collateral or otherwise to effect the intent of this Hypothec Agreement;

(f)

keep or cause to be kept the Collateral in good working order and marketable condition, ordinary wear and tear excepted;

(g)

insure the Collateral against loss or damage by fire or other hazards, and extended coverage, theft, burglary, bodily injury and such other risks, with such companies and in such amounts, as is required by Secured Party at any time;

(h)

use the Collateral for lawful purposes only in conformity with all laws, rules and regulations;

(i)

allow Secured Party and its agents, at all reasonable times, to inspect any of the Collateral and to examine and make extracts from Debtor's books and records relating to the Collateral; and

(j)

not assign, sell, mortgage, lease, transfer, pledge, grant a hypothec, security interest in or lien upon, encumber or otherwise dispose of or abandon, any part or all of the Collateral, without the express prior written consent of Secured Party, except for the sale from time to time in the ordinary course of business of Debtor of such items of Collateral as may constitute part of the business inventory of Debtor.

6.

Collateral Covenants.

Further, to insure the publication and first priority of and the ability of Secured Party to enforce Secured Party’s security in the Collateral, the Debtor agrees, in each case at Debtor’s own expense, to take the following actions with respect to the following property insofar as such property constitutes Collateral:

(a)

Instruments, Promissory Notes, Documents and Tangible Chattel Paper.  If the Debtor shall at any time hold or acquire any instruments, promissory notes or documents, the Debtor shall forthwith endorse, assign and deliver the same to Secured Party, accompanied by such instruments of transfer, acknowledgement or assignment duly executed in blank as Secured Party may from time to time specify.

(b)

Deposit Accounts.  For each deposit account that Debtor at any time opens or maintains, the Debtor shall, at Secured Party’s request and option, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) cause the depositary bank to agree to comply at any time with instructions from Secured Party to such depositary bank directing the disposition of funds from time to time credited to such deposit account, without further consent of Debtor, or (ii) arrange for Secured Party to become the customer of the depositary bank with respect to the deposit account, with Debtor being permitted, only with the consent of Secured Party, to exercise rights to withdraw funds from such deposit account.  The provisions of this subparagraph shall not apply to (x) any deposit account for which Debtor, the depositary bank and Secured Party have entered into a cash collateral agreement specially negotiated among Debtor, the depositary bank and Secured Party for the specific purpose set forth therein, and (y) deposit accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Debtor’s salaried employees.

(c)

Investment Property.  If Debtor shall at any time hold or acquire any certificated securities, Debtor shall forthwith endorse, assign and deliver the same to Secured Party, accompanied by such instruments of transfer or assignment duly executed in blank as Secured Party may from time to time specify.  If any securities now or hereafter acquired by Debtor are uncertificated and are issued to Debtor or its nominee directly by the issuer thereof, Debtor shall immediately notify Secured Party thereof and, at Secured Party’s request and option, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) cause the issuer to agree to comply with instructions from Secured Party as to such securities, without further consent of Debtor or such nominee, or (ii) arrange for Secured Party to become the registered owner of the securities.  If any securities, whether certificated or uncertificated, financial assets or other investment property now or hereafter acquired by Debtor are held by Debtor or its nominee through a securities intermediary or commodity intermediary, Debtor shall immediately notify Secured Party thereof and, at Secured Party’s request and option, pursuant to an agreement in form and substance satisfactory to Secured Party, either (x) cause such securities intermediary to agree to comply with entitlement orders or other instructions from Secured Party to such securities intermediary as to such securities or financial assets or other investment property, without the further consent of Debtor or such nominee, or (y) in the case of financial assets or other investment property held through a securities intermediary, arrange for Secured Party to become the entitlement holder with respect to such investment property, with Debtor being permitted, only with the consent of Secured Party, to exercise rights to withdraw or otherwise deal with such investment property.

(d)

Collateral in the Possession of a Bailee/Depositary.  If any goods are at any time in the possession of a depositary, Debtor shall promptly notify Secured Party thereof and, if requested by Secured Party, shall promptly obtain an acknowledgment from the depositary, in form and substance satisfactory to Secured Party, that the depositary holds such Collateral for the benefit of Secured Party and shall act upon the instructions of Secured Party, without the further consent of Debtor.

(e)

(intentionally deleted).

(f)

Letter of Credit Rights.  If Debtor is at any time a beneficiary under a letter of credit now or hereafter issued in favor of Debtor, Debtor shall promptly notify Secured Party thereof and, at the request and option of Secured Party, the Debtor shall, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) arrange for the issuer and any confirmer of such letter of credit to consent to an assignment to Secured Party of the proceeds of any drawing under the letter of credit or (ii) arrange for Secured Party to become the transferee beneficiary of the letter of credit, with Secured Party agreeing, in each case, that the proceeds of any drawing under the letter to credit are to be applied in reduction of the Obligations, or to be held as Collateral, as Secured Party in its sole discretion shall deem appropriate.

(g)

Commercial Claims.  If Debtor shall at any time hold or acquire a commercial delict claim, Debtor shall immediately notify Secured Party in a writing signed by Debtor of the details thereof and grant to Secured Party in such writing security therein and in the proceeds thereof, all upon the terms of this Hypothec Agreement, with such writing to be in form and substance satisfactory to Secured Party.

7.

Assignment of Insurance.

At or prior to the date hereof, Debtor shall deliver to Secured Party certificates of the issuing companies with respect to all policies of insurance owned by Debtor covering or in any manner relating to the Collateral, in form and substance satisfactory to Secured Party, naming Secured Party as an additional insured party as its interests may appear with respect to liability coverage and as loss payee with respect to property and extended insurance coverage, and indicating that no such policy will be terminated, or reduced in coverage or amount, without at least thirty (30) days prior written notice from the insurer to Secured Party.  Debtor hereby assigns and hypothecates to the extent set out in section 1 of this Hypothec Agreement to Secured Party all sums, including returned or unearned premiums, which may become payable under or in respect of any such policy of insurance, and Debtor hereby directs each insurance company issuing any such policy to make payment of sums directly to Secured Party.  Debtor hereby appoints Secured Party as Debtor's attorney-in-fact with authority to endorse any check or draft representing any such payment and to execute any proof of claim, subrogation receipt and any other document required by such insurance company as a condition to or otherwise in connection with such payment, and upon the occurrence of any Event of Default, to cancel, assign or surrender any such policies.  All such sums received by Secured Party shall be applied by Secured Party to satisfaction of the Obligations or, to the extent that such sums represent unearned premiums in respect of any policy of insurance on the Collateral refunded by reason of cancellation, toward payment for similar insurance protecting the respective interests of Debtor and Secured Party, or as otherwise required by applicable law.

8.

Movable Property.

If the Collateral or any part thereof is or is to become attached, affixed or joined to any immovable property, Debtor will, upon request, furnish Secured Party with a disclaimer or subordination in form satisfactory to Secured Party of the holder of any interest in the immovable property to which the Collateral is attached, joined  or affixed, together with the names and addresses of the record owners of, and all other persons having interest in, and a general description of, such immovable property.

9.

Collections.

(a)

Except as otherwise provided herein, Debtor may collect all cheques, drafts, cash or other remittances (i) in payment of any of its accounts, contract rights or general intangibles constituting part of the Collateral, (ii) in payment of any Collateral sold, transferred, leased or otherwise disposed of, or (iii) in payment of or on account of its accounts, contracts, notes, drafts, acceptances and all other forms of obligations relating to any of the Collateral so sold, transferred, or leased or otherwise disposed of.  All of the foregoing amounts so collected after the occurrence of an Event of Default shall be held in trust and as mandatary by Debtor for and as the property of Secured Party, and shall not be commingled with other funds, money or property of Debtor.

(b)

Upon the request of Secured Party, Debtor will immediately upon receipt of all such cheques, drafts, cash or other remittances in payment of any of its accounts, contract rights or general intangibles constituting part of the Collateral or in payment for any Collateral sold, transferred, leased or otherwise disposed of, deliver any such items to Secured Party accompanied by a remittance report in form supplied or approved by Secured Party.  Debtor shall deliver such items in the same form received, endorsed or otherwise assigned by Debtor where necessary to permit collection of such items.

(c)

Upon the request of Secured Party, Debtor will promptly notify Secured Party in writing of the return or rejection of any goods represented by any accounts, contract rights or general intangibles and Debtor shall forthwith account therefor to Secured Party in cash without demand or notice.  Until such payment has been received by Secured Party, Debtor will receive and hold all such goods separate and apart, in trust and as mandatary for and subject to the security interest in favor of Secured Party, and Secured Party is authorized to sell, for Debtor's account and at Debtor's sole risk, all or any part of such goods.

(d)

In its discretion, Secured Party may, upon the occurrence of an Event of Default, in its name or Debtor's or otherwise, notify any account debtor or obligor of any account, contract, instrument or general intangible or the securities intermediary of any Collateral consisting of investment property or the custodian of any Collateral consisting of deposit accounts or the issuer of any letters of credit subject to the control of Secured Party included in the Collateral to make payment to Secured Party.

(e)

All of the foregoing remittances shall be applied and credited by Secured Party in accordance with the provisions of Section 11(c) of this Hypothec Agreement.

10.

Events of Default.

The occurrence of any one or more of the following events shall constitute an event of default ("Event of Default") by Debtor under this Hypothec Agreement: (a) if a “Default” or “Event of Default” shall occur under the terms of any agreement giving rise to or executed in connection with the Obligations or if the Obligations are not paid when due or demanded; (b) if at any time Secured Party shall, in its sole discretion, consider the Obligations insecure or any part of the Collateral unsafe, insecure or insufficient, and Debtor shall not on demand furnish other collateral or make payment on account, satisfactory to Secured Party; (c) if Debtor or any obligor, guarantor of or any party to any of the Obligations or the Collateral (the same, including Debtor, being collectively referred to herein as “Obligors”) shall default in the punctual payment of any sum payable with respect to, or in the observance or performance of any of the terms and conditions of, any Obligations or of this Hypothec Agreement or any other agreement between any Obligor and Secured Party; (d) if any warranty or representation made to Secured Party by or on behalf of any Obligor is false or misleading in any material respect; (e) if a control agreement has been entered into with respect to investment property or deposit accounts, or the Secured Party has control of letter of credit rights, the termination or purported termination of such control agreement without the Secured Party’s consent, or the securities intermediary thereto or the custodian or issuer of the property subject to the control agreement or the issuer of a letter of credit that has been assigned or charged to Secured Party; (f) in the event of loss, theft, substantial damage to or destruction of any Collateral, or the making or filing of any lien, levy, or execution on, or seizure, attachment or garnishment of, any of the Collateral; (g) if any of the Obligors being a natural person or any general partner or member of an Obligor which is a partnership or a limited liability company, shall die or (being a partnership, limited liability company or corporation) shall be dissolved, or if any of the Obligors (if an entity) shall fail to maintain its existence in good standing; (h) if any of the Obligors shall become insolvent (however defined or evidenced) or make an assignment for the benefit of creditors, or make or send notice of an intended bulk transfer, or if there shall be convened a meeting of the creditors or principal creditors of any of the Obligors or if a committee of creditors is appointed for any of them; (i) if there shall be filed by or against any of the Obligors any petition for any relief under the bankruptcy laws of the United States now or hereafter in effect or under any insolvency, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction now or hereafter in effect ; (j) if the usual business of any of the Obligors shall be terminated or suspended; (k) if any proceedings, procedure or remedy supplementary to or in enforcement of judgment shall be commenced against, or with respect to any property of, any of the Obligors; (l) if any petition or application to any court or tribunal, at law or in equity, be filed by or against any of the Obligors for the appointment of any receiver or trustee for any of the Obligors or any part of the property of any of them; or (m) the existence or occurrence at any time of one or more conditions or events which, in the sole opinion of the Bank, has resulted or is reasonably likely to result in a material adverse change in the business, properties or financial condition of the Debtor.

11.

Rights and Remedies.

(a)

Upon the occurrence of an Event of Default which is continuing, the security constituted by this Hypothec Agreement will become enforceable, and the Secured Party may exercise all of the rights and remedies granted to secured parties under the Civil Code of Quebec (“CCQ”) and any other applicable statute, or otherwise available to the Secured Party. The Debtor agrees to surrender voluntarily to the Secured Party the Collateral, at the request of the Secured Party, in all cases where the Secured Party is entitled to accept such surrender, and the Debtor agrees not to oppose any measures taken by the Secured Party in order to take possession of the Collateral surrendered by the Debtor.  Moreover, the Debtor shall diligently execute all the required transfer documents and deeds for the surrender of the Collateral to the Secured Party. Upon the occurrence of an Event of Default which is continuing, any or all security granted hereby shall, at the option of Secured Party, become immediately enforceable and Secured Party may elect to give the Debtor a prior notice of the exercise of the following hypothecary right (i) to take administrative possession, or (ii) to take the Collateral or any part of it in payment, or (iii) to sell the same privately, or (iv) to sell the same under judicial authority.

(b)

Whatever hypothecary rights the Secured Party may choose to exercise, the following provisions shall apply:

(1)

to protect or to realize the value of the Collateral, the Secured Party may, at the Debtor's expense, but without being obliged thereto;

(i)

pursue the transformation thereof, proceed with the processes the Debtor subjects it to in the ordinary course of business or continue operating the enterprise of the Debtor;

(ii)

dispose of the Collateral that is likely to depreciate or that is perishable;

(iii)

use information obtained during the exercise of its rights;

(iv)

fulfill any of the Debtor's covenants;

(v)

exercise any right attached to the Collateral; and

(vi)

use the premises where the Debtor's property is located.

(2)

the Secured Party shall only be obliged to render account to the Debtor according to the usual business practices and in the time limits generally followed by the Secured Party, and the Secured Party shall not be obliged to make an inventory, purchase insurance or provide any other security;

(3)

the Secured Party may itself purchase the Collateral, directly or indirectly;

(4)

the Secured Party may, upon the exercise of its rights, waive any right of the Debtor, even without consideration;

(5)

the Secured Party shall not be obliged to make the Collateral productive or to maintain them in good operating order;

(6)

if the Secured Party withdraws its hypothecary rights or other rights against the Collateral, the Secured Party may, at its discretion, if the Collateral has been surrendered to the Secured Party, return the Collateral, or what remains thereof, to the Debtor without warranty or without any express or implicit representation on the part of the Secured Party, but without prejudice to any of its other rights and recourses.

(b)

subject to applicable laws, if the Secured Party, pursuant to its hypothecary rights, avails itself of the taking in payment and if the Debtor provided it is entitled thereto, demand that the Secured Party instead proceed with the sale of the Collateral with respect to which the Secured Party is exercising its rights, the Debtor acknowledges that the Secured Party shall not be obliged to abandon its right regarding the taking in payment unless, prior to the expiry date granted with respect to the surrender, the Secured Party has obtained a security, deemed satisfactory to the Secured Party, to the effect that the Collateral will be sold at a sufficient price to ensure full payment of the Secured Party's claim, has been reimbursed for any expenses incurred by it until such time, and has obtained the necessary advances with respect to the sale of the property.

(c)

The sale of the Collateral may take place without legal warranty from the Debtor, or at the option of the Secured Party, with total or partial exclusion of such warranty.

(d)

Should the Secured Party take possession for administration, the Debtor agrees that the Secured Party may, in the name of the Debtor, execute, modify, renew and compromise any Leases and on such terms as the Secured Party in the exercise of its sole discretion shall determine, and the Secured Party may sue for all Rentals in the name of the Debtor and may transact any such suits or other claims. The Secured Party shall not be required to give any bond or security in respect of such possession for administration.

(e)

All of the Secured Party’s rights pursuant hereto are separate and cumulative, and it is understood and agreed that none of the said rights shall be deemed to cancel any other right which the Secured Party may claim, nor limit or otherwise prejudice any other legal or contractual right of the Secured Party.

(f)

The Secured Party need only exercise reasonable diligence in the exercise of its rights or in the performance of its obligations and shall not be liable for any material damages caused by the fault of the Secured Party, other than gross or intentional fault, or by the fault of its agents.

(g)

The Secured Party may delegate to another person the exercise of its rights or the performance of its obligations pursuant hereto.  In such case, the Secured Party may provide such other person with any information that it has regarding the Debtor or with respect to any Collateral or regarding a guarantor.

(h)

The instruments or sums of money remitted or held by the Secured Party in application hereof may be invested by the Secured Party at its discretion without the Secured Party being obliged to comply with the statutory rules regarding the investment of the property of others.

(i)

The Secured Party may act and shall be protected in acting in good faith on the opinion or advice of or information obtained from any counsel, accountant, engineer, appraiser or other expert or adviser, whether retained or employed by the Debtor or by the Secured Party, in the execution of the rights under this Section or at law.

(j)

In the event of Secured Party taking possession of the Collateral or any part thereof in accordance with the provisions of this Agreement, Secured Party shall have the right to maintain the same upon the premises on which the Collateral may then be situate, and for the purpose of such maintaining shall be entitled to the free use and enjoyment of all necessary premises for the proper maintaining, housing and protection of the Collateral and for its servant or servants, assistant or assistants, and Debtor covenants and agrees to provide the same without cost or expense to  Secured Party until such time as  Secured Party shall determine in its discretion to remove, sell or otherwise dispose of the Collateral so taken possession of by it as aforesaid.

(k)

To facilitate the realization of the Collateral Secured Party may carry on or concur in the carrying on of all or any part of the business of Debtor and may to the exclusion of all others, including Debtor, enter upon, occupy and use all or any of the premises, buildings, plant and undertaking of or occupied or used by Debtor and use all or any of the tools, machinery and equipment of Debtor for such time as Secured Party sees fit, free of charge, to manufacture or complete the manufacture of any inventory and to pack and ship the finished product, and Secured Party shall not be liable to Debtor for any neglect in so doing or in respect of any rent, charges, depreciation or damages in connection with such actions. If any of the Collateral consists of motor vehicles, Secured Party may use Debtor's license plates

(l)

Secured Party may, if it deems it necessary for the proper realization of all or any part of the Collateral, pay any encumbrance, lien, hypothec, prior claim, security interest or charge that may exist or be threatened against the same and in every such case the amounts so paid together with costs, charges and expenses incurred in connection therewith shall be added to the obligations of Debtor to Secured Party as hereby secured, and shall bear interest at the highest rate currently charged to Debtor under its obligations to Secured Party at the date of payment thereof by Secured Party.

(m)

Secured Party shall not be liable or accountable for any failure to exercise its remedies, take possession of, collect, enforce, realize, sell, lease or otherwise dispose of all or any part of the Collateral or to institute any proceedings for such purposes.  Furthermore, Secured Party shall have no obligation to take any steps to preserve any rights against prior parties to any instrument or chattel paper, whether Collateral or proceeds and whether or not in Secured Party's possession and shall not be liable or accountable for failure to do so.

(n)

The proceeds of any sale, lease, license, or other disposition of the Collateral by the Secured Creditor shall be applied first to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like, and to the reasonable attorneys’ fees and legal expenses incurred by Secured Party, and then to satisfaction of the Obligations, and to the payment of any other amounts required by applicable law, after which Secured Party shall account to Debtor for any surplus proceeds.  If, upon the sale, lease, license or other disposition of the Collateral, the proceeds thereof are insufficient to pay all amounts to which Secured Party is legally entitled, Debtor will be liable for the deficiency, together with interest thereon, at the rate prescribed in the agreements giving rise to the Obligations, and the reasonable fees of any attorneys employed by Secured Party to collect such deficiency.  To the extent permitted by applicable law, Debtor waives all claims, damages and demands against Secured Party arising out of the repossession, removal, retention or sale of the Collateral.

(o)

In addition to the foregoing rights, in the event of the occurrence and continuance of any Event of Default, Secured Party may deliver a notice of exclusive control under any control agreement specifying that Secured Party has the exclusive right to give entitlement orders with respect to investment property covered by such control agreement or to otherwise direct the disposition of any deposit account subject to a control agreement or any electronic chattel paper or letter of credit rights controlled by Secured Party.

(p)

To the extent that applicable law imposes a duty on Secured Party to exercise any remedy in a commercially reasonable manner, Debtor acknowledges and agrees that it is not commercially unreasonable for Secured Party (a) to fail to incur expenses reasonably deemed significant by Secured Party to prepare Collateral for disposition or otherwise to complete raw material or work in process into finished goods or other finished products for disposition, (b) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (c) to fail to exercise collection remedies against account debtors or other persons obligated on Collateral or to remove liens or encumbrances on or any adverse claims against Collateral, (d) to exercise collection remedies against account debtors and other persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (e) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (f) to contact other persons, whether or not in the same business as Debtor, for expressions of interest in acquiring all or any portion of the Collateral, (g) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (h) to dispose of Collateral by utilizing Internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capability of doing so, or that match buyers and sellers of assets, (i) to dispose of assets in wholesale rather than retail markets, (j) to disclaim disposition warranties, (k) to purchase insurance or credit enhancements to insure Secured Party against risks of loss, collection or disposition of Collateral or to provide to Secured Party a guaranteed return from the collection or disposition of Collateral, or (l) to the extent deemed appropriate by Secured Party, to obtain the services of other brokers, investment bankers, consultants and other professionals to assist Secured Party in the collection or disposition of any of the Collateral.  Debtor acknowledges that the purpose of this subparagraph is to provide non-exhaustive indications of what actions or omissions by Secured Party would not be commercially unreasonable in Secured Party’s exercise of remedies against the Collateral and that other actions or omissions by Secured Party shall not be deemed commercially unreasonable solely on account of not being indicated in this subparagraph.  SECURED PARTY SHALL HAVE NO DUTY OR OBLIGATION TO EXERCISE ANY OF THE AFORESAID RIGHTS AND REMEDIES AND SHALL NOT BE RESPONSIBLE FOR ANY FAILURE TO DO SO, FOR ANY DELAY IN DOING SO OR FOR ANY LOSS IN THE VALUE OF THE COLLATERAL RESULTING FROM SECURED PARTY’S ACTION OR INACTION.

12.

Costs and Expenses.

Any and all fees, costs and expenses, of whatever kind or nature, including the reasonable attorneys’ fees and legal expenses incurred by Secured Party, in connection with the filing or recording of financing statements and other documents (including all taxes in connection therewith) in public offices, the payment or discharge of any taxes, insurance premiums, encumbrances or otherwise protecting, maintaining or preserving the Collateral and Secured Party's security interest therein, or in defending or prosecuting any actions or proceedings arising out of or related to the transaction to which this Hypothec Agreement relates, shall be paid by Debtor on demand.  Until so paid, all such amounts shall be added to the principal amount of the Obligations and shall bear interest at the rate prescribed in the agreements giving rise to the Obligations.

13.

Power of Attorney.

Debtor authorizes Secured Party and does hereby make, constitute and appoint Secured Party, and any officer or agent of Secured Party, with full power of substitution, as Debtor's true and lawful attorney-in-fact, with power, in its own name or in the name of Debtor to take any of the following action upon the occurrence of an Event of Default: (a) to endorse any notes, cheques, drafts, money orders, or other instruments of payment (including payments payable under or in respect of any policy of insurance) in respect of the Collateral that may come into possession of Secured Party; (b) to sign and endorse any invoice, freight or express bill, bill of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts, and other documents relating to Collateral; (c) to pay or discharge any taxes, liens, security interest or other encumbrances at any time levied or placed on or threatened against the Collateral; (d) to demand, collect, receipt for, compromise, settle and sue for monies due in respect of the Collateral; (e) to receive, open and dispose of all mail addressed to Debtor and to notify the Post Office authorities to change the address for delivery of mail addressed to Debtor to such address as Secured Party may designate; and (f) generally to do all acts and things which Secured Party deems necessary to protect, preserve and realize upon the Collateral and Secured Party's security interest therein.  Debtor hereby approves and ratifies all acts of said attorney or designee, who shall not be liable for any acts of commission or omission, nor for any error or judgment or mistake of fact or law except for its own gross negligence or willful misconduct.  This power of attorney shall be irrevocable for the term of this Hypothec Agreement and thereafter as long as any of the Obligations shall be outstanding.

14.

Notices.

Unless the party to be notified otherwise notifies the other party in writing as provided in this Section, notices shall be given hereunder by ordinary first class mail, by certified mail or by recognized overnight delivery services to Debtor at its address specified in Schedule I to this Hypothec Agreement as the location where records are kept and to Secured Party at One Court Square, Long Island City, New York 11120, Attn: Legal Department.  Notices shall be effective (a) if given by first class mail on the fifth day after deposit in the mails with postage prepaid, addressed as aforesaid; (b) if given by certified mail, on the third day after deposit in the mails with postage prepaid, addressed as aforesaid; (c) if given by recognized overnight delivery service, on the business day following deposit with such service, addressed as aforesaid; provided that all notices to Secured Party shall be effective on receipt.

15.

Other Security.

To the extent that the Obligations are now or hereafter secured by property other than the Collateral or by the guarantee, endorsement or property of any other person, then Secured Party shall have the right in its sole discretion to pursue, relinquish, subordinate, modify or take any other action with respect thereto, without in any way modifying or affecting any of Secured Party's rights and remedies hereunder.

16.

Further Security.

To further secure the Obligations, Debtor hereby grants, pledges and assigns to Secured Party a continuing lien on, security interest and hypothec, for the amounts and at the interest rate set out in section 1, in and rights of set-off in all money, securities and other property of Debtor, and the proceeds thereof, now or hereafter actually or constructively held or received by or for Secured Party or any affiliate of Secured Party.  Debtor hereby authorizes Secured Party to deliver a copy of this Hypothec Agreement to others as written notification of Debtor's transfer of security in the foregoing property.  Secured Party is hereby authorized at any time and from time to time, without notice, to apply all or part of such moneys, securities, property, proceeds, deposits or credits to any of the Obligations in such amounts as Secured Party may elect in its sole and absolute discretion, although the Obligations may then be contingent or unmatured and whether or not the collateral security may be deemed adequate.

17.

Miscellaneous.

(a)

Beyond the safe custody thereof, Secured Party shall have no duty as to the collection of any Collateral in its possession or control or in the possession or control of any agent or nominee of Secured Party, or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto.

(b)

No course of dealing between Debtor and Secured Party, or Secured Party's failure to exercise or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof.  Any single or partial exercise of any right, power or privilege hereunder shall not preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)

All of Secured Party's rights and remedies with respect to the Collateral, whether established hereby or by any other agreements, instruments or documents or by law, shall be cumulative and may be exercised singly or concurrently.

(d)

This Hypothec Agreement may be amended or modified only by a writing signed by all of the parties hereto and any provision hereof may be waived only by a writing signed by the Secured Party.

(e)

The provisions of this Hypothec Agreement are severable, and if any clause or provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, in such jurisdiction and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision of this Hypothec Agreement in any jurisdiction.

(f)

The benefits of this Hypothec Agreement shall inure to the benefit of the successors and assigns of Secured Party.  The rights and obligations of Debtor under this Hypothec Agreement shall not be assigned or delegated without the prior consent of Secured Party.

(g)

THIS HYPOTHEC AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF QUEBEC AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES.

(h)

Debtor hereby irrevocably consents to the jurisdiction of the courts of the Province of Quebec in connection with any action or proceeding arising out of or relating to the Obligations, this Hypothec Agreement or the Collateral, or any document or instrument delivered with respect to any of the Obligations.  Debtor hereby waives personal service of any summons, complaint or other process in connection with any such action or proceeding and agrees that the service thereof may be made by certified mail directed to Debtor at the address provided herein for receipt of notices.  In the alternative, in its discretion Secured Party may effect service upon Debtor in any other form or manner permitted by law.

(i)

IN THE EVENT OF ANY LITIGATION RELATING TO THIS HYPOTHEC AGREEMENT OR THE OBLIGATIONS, DEBTOR WAIVES ANY AND ALL RIGHTS TO A TRIAL BY JURY.

(j)

The parties acknowledge that they have required that this agreement and all related documents be drawn up in English.  Les parties reconnaissent avoir exigé que la présente convention et tous les documents connexes soient rédigés en anglais.

IN WITNESS WHEREOF, the Debtor has executed this Hypothec Agreement as of the day and year first written above.

Witness:________________________

GRAND TOYS LTD.

By: _______________________________

Name:

Title:

Address:

SCHEDULE I

TO

GENERAL HYPOTHEC AGREEMENT

Offices Where Records Are Kept:

Other Locations Where Collateral

Is Stored, Used or Located:

Debtor’s Legal Name:

Grand Toys Ltd.

Debtor’s Trade Names:

Debtor’s Jurisdiction of Incorporation

or Organization:

Canada

SCHEDULE A TO GENERAL HYPOTHEC AGREEMENT DATED 10/25/05

ALL ASSETS

All movable property of Debtor, now owned and hereafter acquired, of every kind and description wherever located, including, without limitation all accounts, general incorporeal property, instruments (including promissory notes), documents, goods (including inventory, equipment and embedded software and all accessions to any goods); letter of credit rights (whether or not the letter of credit is evidenced by a writing), financial assets and investment property, securities, deposit accounts (whether or not maintained at Secured Party), commercial tort claims, supporting obligations and all products and proceeds thereof.

GRAND TOYS LTD.

By: _______________________________

Name:

Title:

INTERCOMPANY DEMAND PROMISSORY NOTE

U.S. $2,000,000

           October 25, 2005

FOR VALUE RECEIVED, the undersigned, GRAND TOYS LTD. ("Company"), HEREBY PROMISES TO PAY to the order of INTERNATIONAL PLAYTHINGS, INC. (together with its successors and assigns, "Holder"), on demand, the amount of U.S. TWO MILLION DOLLARS (U.S. $2,000,000), or, if less, the aggregate unpaid amount of all advances, indebtedness, loans, payable and other extensions of credit and obligations (individually, an "Advance" and, collectively, "Advances") made by Holder to Company, or otherwise owing by Company to Holder, from time to time, as set forth on the books and records of Holder.

1.

Payments. This Note may be prepaid at any time in whole or in part from time to time without penalty or premium. The principal of this Note is payable in lawful money of the United States of America and in same day funds, without abatement, reduction, deduction, counterclaim, recoupment, defense or setoff, to Holder at such account as Holder may designate. Each Advance made by Holder to Company, and all payments made on account of principal thereof, shall be recorded by Holder.

2.

Interest. Company shall pay to Holder accrued but unpaid interest on this Note on demand when and as demanded by Holder.  This Note shall bear interest on the principal amount from time to time outstanding at a floating rate of interest per annum announced from time to time by Holder (which interest rate shall in no event exceed the rate then applicable to the loans made by Citibank, F.S.B. to Holder).

            3.

            Holder rights. Upon demand for payment hereunder, Holder is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any indebtedness at any time owing by Holder to or for the credit or the account of Company against any and all of the obligations of Company now or hereafter existing under this Note, irrespective of whether or not Holder shall have made any demand under this Note and although such obligations may be unmatured. Holder agrees promptly to notify Company after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights of Holder under this Section are in addition to other rights and remedies (including, without limitation, other rights of setoff) that Holder may have.

         4.

            Waiver. Except as otherwise provided for in this Note, and to the fullest extent permitted by applicable law, Company waives: (a) presentment, notice, demand and protest, and notice of presentment, dishonor, intent to accelerate, acceleration, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of this Note at any time held by Holder on which Company may in any way be liable, and hereby ratifies and confirms whatever Holder may do in this regard; (b) all rights to notice and a hearing prior to Holder’s taking possession or control of, or to Holder’s replevy, attachment or levy upon, any property, real or personal, tangible or intangible of Company or any bond or s security which might be required by any court prior to allowing Holder to exercise any of its remedies; and (c) the benefit of all valuation, appraisal and exemption laws.  No failure or delay on the part of Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

         5.

            Judgment Currency.  If, for the purposes of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into the currency of the jurisdiction giving such judgment (the “Judgment Currency”) an amount due hereunder in any other currency (the “Original Currency”), then the date on which the rate of exchange for conversion is selected by the court is referred to herein as the “Conversion Date”.  If there is a change in the rate of exchange between the Judgment Currency and the Original Currency between the Conversion Date and the actual receipt by the Creditor of the amount due hereunder or under such judgment, the undersigned shall, notwithstanding such judgment, pay all such additional amounts as may be necessary to ensure that the amount received by the Creditor in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Original Currency.  Company's liability hereunder constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due under this note.  The term "rate of exchange", as used herein, includes any premiums or costs payable in connection with the currency conversion then being effected.

         6.

            Taxes.  All payments to be made hereunder by Company shall be made free and clear of, and without deduction or withholding for or on account of, any present or future tax, levy, impost, duty, charge, assessment or fee (including interest, penalties and additions thereto) (herein “Taxes”), but excluding net income taxes and taxes on capital.  If any Taxes are required to be withheld from any payment hereunder, the undersigned shall: (a) increase the amount of such payment so that Holder will receive a net amount (after deduction and withholding of all Taxes) equal to the amount otherwise due hereunder; (b) pay such Taxes to the appropriate taxing authority for the account of Holder and (c) as promptly as possible thereafter, send Holder an original receipt showing payment thereof, together with such additional documentary evidence as Holder may from time to time reasonably require. Company shall use reasonable measures to avoid or to minimize any amounts which might otherwise be payable pursuant to this section, but Holder shall not be required to disclose any information about its taxes to Company that is not publicly available. If Company fails to perform its obligations under this paragraph, the undersigned shall indemnify Holder for any incremental Taxes, interest or penalties that may become payable by Holder as a consequence of such failure. The obligations of Company under this paragraph shall survive the termination of this Note.

7.

Severability. Wherever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

 8.

Amendment and Modification. Each of Company and Holder agrees that no change, waiver, modification or amendment of this Note shall be effective without the prior written consent of Citibank, F.S.B.  Holder agrees not to take any action, enter into any agreement or perform any activity with respect to this Note and the Advances evidenced hereby, except as previously approved in writing by Citibank, F.S.B.

 9.

Costs and Expenses. Company agrees to pay on demand all costs and expenses, including legal fees and expenses, in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Note.

10.

 GOVERNING LAW AND JURISDICTION AND WAIVER OF JURY TRIAL.  THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW PIRNCIPLES THEREOF.  COMPANY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY FEDERAL OR STATE COURT IN THE STATE OF NEW YORK IN ANY ACTION, SUIT OR PROCEEDING BROUGHT AGAINST IT AND RELATED TO OR IN CONNECTION WITH THIS NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY AND CONSENTS TO THE PLACING OF VENUE IN THE COUNTY OF NEW YORK OR OTHER COUNTY PERMITTED BY LAW.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, COMPANY HEREBY WAIVES AND AGREES NOT TO ASSERT BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH SUIT, ACTION OR PROCEEDING ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, THAT THE SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE SUIT, ACTION OR PROCEEDING IS IMPROPER, OR THAT THIS NOTE OR ANY OTHER DOCUMENT OR INSTRUMENT REFERRED TO HEREIN MAY NOT BE LITIGATED IN OR BY SUCH COURTS. NOTWITHSTANDING THE FOREGOING, HOLDER SHALL HAVE THE RIGHT TO BRING ANY ACTION OR PROCEEDING AGAINST COMPANY OR ITS PROPERTY IN THE COURTS OF ANY OTHER JURISDICTION.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, COMPANY AGREES NOT TO SEEK AND HEREBY WAIVES THE RIGHT TO ANY REVIEW OF THE JUDGMENT OF ANY SUCH COURT BY ANY COURT OF ANY OTHER NATION OR JURISDICTION WHICH MAY BE CALLED UPON TO GRANT AN ENFORCEMENT OF SUCH JUDGMENT.  EXCEPT AS PROHIBITED BY LAW, COMPANY HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE.

11.

Successors and Assigns . This Note shall inure to the benefit of Holder and its successors and permitted assigns (including Citibank, F.S.B.).  Company shall not assign this Note (by operation of law or otherwise) without the prior written consent of Citibank, F.S.B.

12.

Acknowledgment of Security Assignment. To secure the payment and performance of Holder’s obligations, indebtedness and liabilities to Citibank, F.S.B. and without limiting any other rights and remedies of Citibank, F.S.B., Holder, pursuant to the terms of the General Hypothec Agreement dated as of October 25, 2005 by Holder in favor of Citibank, F.S.B. (the “GHA”), has, among other things, irrevocably granted, assigned, transferred and set over unto Citibank, F.S.B., all of Holder’s rights, title and interest in and to this Note, including, without limitation, the right to collect all amounts due hereunder. Company hereby consents to such assignment and the irrevocable power of attorney granted by Holder to Citibank, F.S.B., pursuant to the GHA, to (i) perform any act, execute any documents or otherwise to take any action with respect to the Advances evidenced by this Note and (ii) demand, receive and enforce all of the Holder’s rights, powers and remedies with respect to this Note, including, without limitation, Citibank, F.S.B.’s right to receive directly (or as it otherwise directs) any and all payments to be made to Holder under this Note. Company acknowledges that Citibank, F.S.B. is providing certain loans and other financial accommodations to Holder in reliance in part on such assignment and power of attorney and the representations, warranties and covenants made by Company and, accordingly, Company hereby repeats and reaffirms directly to Citibank, F.S.B. each such representation, warranty and covenant and agrees that Citibank, F.S.B. may, but shall have no obligation or duty to, enforce each directly against Company.

13.

English Language.  It is the express wish of the parties that this Note and any related documents be drawn up in English.  Les parties aux présentes ont expressément demandé que ce document et tous les documents s’y rattachant soient rédigés en anglais.

GRAND TOYS LTD.

By:______________________________

Name:

Title:

GUARANTY OF ALL LIABILITY

THIS GUARANTY, IS ENTERED INTO AS OF OCTOBER 25, 2005 BY THE UNDERSIGNED (THE “GUARANTOR”), IN FAVOR OF AND FOR THE BENEFIT OF CITIBANK, F.S.B.,  (THE "BANK").

RECITALS

A.

The Bank has made and may make, from time to time, loans, advances, extensions of credit and/or other financial accommodations (collectively, the "Loans") for the account of INTERNATIONAL PLAYTHINGS, INC. (the “Borrower”).

B.

The Guarantor, being affiliated with the Borrower, acknowledges and agrees that the Guarantor has received and will receive direct and indirect benefits from the extension of the Loans made to the Borrower from time to time.

C.

The Guarantor wishes to grant the Bank security and assurance in order to secure the payment and performance by the Borrower of all of its present and future Obligations (as that term is defined below), and, to that effect, to guaranty the Borrower's Obligations as set forth herein.

Accordingly, the Guarantor hereby agrees as follows:

1.

Guaranty.

(a)

The Guarantor hereby unconditionally and irrevocably guarantees, solidarily, to the Bank the full and punctual payment by the Borrower, when due, whether at the stated due date, by acceleration or otherwise of all Obligations (as defined below) of the Borrower, howsoever created, arising or evidenced, voluntary or involuntary, whether direct or indirect, absolute or contingent now or hereafter existing or owing to the Bank, (collectively, the “Guaranteed Obligations”).  This Guaranty is an absolute, unconditional, continuing guaranty of payment and not of collection of the Guaranteed Obligations and includes Guaranteed Obligations arising from successive transactions which shall either continue such Guaranteed Obligations or from time to time renew such Guaranteed Obligations after the same has been satisfied.  This Guaranty is in no way conditioned upon any attempt to collect from the Borrower or upon any other event or contingency, and shall be binding upon and enforceable against the Guarantor without regard to the validity or enforceability of any document, instrument or agreement evidencing or governing the Obligations or any other agreement or instrument executed in connection therewith (including, without limitation, this Guaranty) or contemplated thereby (each, a “Loan Document” and, collectively, the “Loan Documents”).  If for any reason the Borrower shall fail or be unable duly and punctually to pay any of the Guaranteed Obligations (including, without limitation, amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a)), the Guarantor will forthwith pay the same, in cash, immediately upon demand.  As used herein “Obligations” shall mean all obligations, liabilities and indebtedness of the Borrower to the Bank, whether now existing or hereafter created, absolute or contingent, direct or indirect, due or not, whether created directly or acquired by assignment or otherwise, including, without limitation, the Loan and the payment and performance of all other obligations, liabilities, and indebtedness of the Borrower to the Bank under the Loan Documents, including without limitation all fees, costs, expenses and indemnity obligations thereunder.

(b)

In the event any Loan Document shall be terminated as a result of the rejection thereof by any trustee, receiver or liquidating agent of the Borrower or any of its properties in any bankruptcy, insolvency, reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar proceeding, the Guarantor's obligations hereunder shall continue to the same extent as if such Loan Document had not been so rejected.

(c)

The Guarantor agrees to pay all costs, expenses (including, without limitation, attorneys' fees and disbursements) and damages incurred in connection with the enforcement of the Guaranteed Obligations of the Borrower to the extent that such costs, expenses and damages are not paid by the Borrower pursuant to the respective Loan Documents.

(d)

The Guarantor further agrees that if any payment made by the Borrower or the Guarantor to the Bank on any Guaranteed Obligation is rescinded, recovered from or repaid by the Bank, in whole or in part, in any bankruptcy, insolvency or similar proceeding instituted by or against the Borrower or Guarantor, this Guaranty shall continue to be fully applicable to such Guaranteed Obligation to the same extent as though the payment so rescinded, recovered or repaid had never originally been made on such Guaranteed Obligation regardless of, and, without giving effect to, any discharge or release of the Guarantor's obligations hereunder granted by the Bank after the date hereof.

2.

Guaranty Continuing, Absolute, Unlimited.

The obligations of the Guarantor hereunder shall be continuing, absolute, unlimited and unconditional, shall not be subject to any counterclaim, setoff, deduction or defense based upon any claim the Guarantor may have against the Bank or the Borrower or any other person, and shall remain in full force and effect without regard to, and, to the fullest extent permitted by applicable law, shall not be released, discharged or in any way affected by, any circumstance or condition (whether or not any Guarantor shall have any knowledge or notice thereof) whatsoever which might constitute a legal or equitable discharge or defense including, but not limited to, (a) any express or implied amendment, modification or supplement to any Loan Document or any other agreement referred to in any Loan Document; (b) any failure on the part of the Borrower to perform or comply with any Loan Document, or any failure of any other person to perform or comply with any term of any Loan Document; (c) any waiver, consent, change, extension, indulgence or other action or any action or inaction under or in respect of any Loan Document or any other agreement as aforesaid, whether or not the Bank, the Borrower or the Guarantor has notice or knowledge of any of the foregoing; (d) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceeding with respect to the Borrower, or its properties or its creditors, or any action taken by any trustee or receiver or by any court in any such proceeding; (e) any furnishing or acceptance of additional security or any release of any security; (f) any limitation on the liability or obligations of the Borrower under any Loan Document or any termination, cancellation, frustration, invalidity or unenforceability, in whole or in part, of any Loan Document; (g) any lien, charge or encumbrance on or affecting the Guarantor's or any of the Borrower's respective assets and properties; (h) any act, omission or breach on the part of the Bank under any Loan Document or any other agreement at any time existing between the Bank and the Borrower or any law or governmental regulation applicable to the Bank or any Loan Document; (i) any claim as a result of any other dealings among the Bank, the Guarantor or the Borrower; (j) the assignment of this Guaranty or any Loan Document to any other person; (k) any change in the name of the Bank, the Borrower or any other person or entity referred to herein; or (l) any change in the status, the constitution, the business, the objects or the shareholders of the Guarantor and notwithstanding any termination of or change in the relationships that exist between the Guarantor  and the Borrower.

3.

Waiver.

The Guarantor unconditionally and irrevocably waives, to the fullest extent permitted by applicable law:  (a) notice of any of the matters referred to in Section 2 hereof; (b) all notices which may be required by statute, rule of law or otherwise to preserve any rights against the Guarantor hereunder, including, without limitation, notice of the acceptance of this Guaranty, or the creation, renewal, extension, modification or accrual of the Guaranteed Obligations or notice of any other matters relating thereto, any presentment, demand, notice of dishonor, protest, nonpayment of any damages or other amounts payable under any Loan  Document; (c) any requirement for the enforcement, assertion or exercise of any right, remedy, power or privilege under or in respect of any Loan Document, including, without limitation, diligence in collection or protection of or realization upon the Guaranteed Obligations or any part thereof or any collateral therefor; (d) any requirement of diligence; (e) any requirement to mitigate the damages resulting from a default by the Borrower under any Loan Document; (f) the occurrence of every other condition precedent to which the Guarantor or the Borrower may otherwise be entitled; (g) the right to require the Bank to proceed against the Borrower or any other person liable on the Guaranteed Obligations, to proceed against or exhaust any security held by the Borrower or any other person, or to pursue any other remedy in the Bank's power whatsoever; (h) the right to have the property of the Borrower first applied to the discharge of the Guaranteed Obligations, (i) any and all rights it may now or hereafter have under any agreement or at law (including, without limitation, any law subrogating the Guarantor to the rights of the Bank) to assert any claim against or seek contribution, indemnification or any other form of reimbursement from the Borrower or any other party liable for payment of any or all of the Guaranteed Obligations for any payment made by the Guarantor under or in connection with this Guaranty or otherwise and (j) the benefit of division and discussion.

The Bank may, at its election, exercise any right or remedy it may have against the Borrower without affecting or impairing in any way the liability of the Guarantor hereunder and the Guarantor waives, to the fullest extent permitted by applicable law, any defense arising out of the absence, impairment or loss of any right of reimbursement, contribution or subrogation or any other right or remedy of the Guarantor against the Borrower, whether resulting from such election by the Bank or otherwise.  The Guarantor waives any defense arising by reason of any disability or other defense of the Borrower or by reason of the cessation for any cause whatsoever of the liability, either in whole or in part, of the Borrower to the Bank for the Guaranteed Obligations.

The Guarantor assumes the responsibility for being and keeping informed of the financial condition of the Borrower and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and agrees that the Bank shall not have any duty to advise the Guarantor of information regarding any condition or circumstance or any change in such condition or circumstance.  The Guarantor acknowledges that the Bank has not made any representations to the Guarantor concerning the financial condition of the Borrower.

4.

Representations and Warranties of the Guarantor.

The Guarantor hereby represents and warrants that:

(a)

If not an individual, it is a general partnership, limited partnership, corporation, limited liability company or limited liability partnership (as indicated on the signature page hereto) duly organized or formed, as the case may be, under the laws of the jurisdiction of its incorporation or formation and has all requisite power and authority to enter into this Guaranty and to carry out its obligations hereunder.

(b)

The execution, delivery and performance of this Guaranty by the Guarantor have been duly authorized by all necessary action (other than a Guarantor who is an individual) and this Guaranty constitutes the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

(c)

If not an individual, it has the power and authority to own its properties and assets and to conduct its business as now being conducted and is duly qualified to do business in every jurisdiction in which the nature of its assets or the conduct of its business requires it to be so qualified.

(d)

Neither this Guaranty nor any other Loan Document to which the Guarantor is a party will violate any provision of law, rule or regulation or any order of any court or other governmental agency to which the Guarantor is subject, the organizational documents of the Guarantor, any provision of any agreement or instrument to which the Guarantor is a party or by which the Guarantor or any of the Guarantor's properties or assets are bound, or be in conflict with, result in a breach of, or constitute a default under (with or without notice or lapse of time), any such agreement or instrument, or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any properties or assets of the Guarantor.

(e)

No action or approval by or of and no filing or registration with any governmental or public body or authority, or any subdivision thereof, nor the consent of any other person or entity, nor any other legal formality is required in connection with the entering into, performance or enforcement of this Guaranty, except such as have been obtained or taken and with respect to which a copy or other satisfactory evidence thereof has been furnished to the Bank.

5.

Security; Events of Default/Setoff.

As security for any and all of the obligations of the Guarantor under this Guaranty, now existing or hereafter arising hereunder or otherwise (collectively, the "Liabilities"), the Guarantor hereby grants to the Bank a lien upon, a security interest and a hypothec to the extent of $5,000,000.00 (Canadian Dollars) bearing interest at 24% per annum in any and all moneys or other property (i.e., goods and merchandise, as well as any and all documents relative thereto; funds, securities, choses in action and any and all other forms of property whether real, personal or mixed, and any right, title or interest of the Guarantor therein or thereto), and the proceeds thereof, which have been, or may hereafter be, deposited or delivered to the Bank (or with any third party acting on the Bank's behalf) by or for the account or credit of the Guarantor whether for safekeeping, custody, pledge, deposit, transmission, collection or otherwise.  All remittances and property shall be deemed delivered to the Bank as soon as put in transit to the Bank by mail or carrier.

Upon the occurrence of any of the following events (each an "Event of Default"):

(a)

the Guarantor defaults under this Guaranty or any Loan Document to which the Guarantor is a party;

(b)

any representation or warranty made by the Guarantor herein or in any other Loan Document to which the Guarantor is a party is false or untrue as of the date such representation or warranty is made;

(c)

the Guarantor commences any case, proceeding, or other action under any law of any jurisdiction relating to bankruptcy, insolvency, reorganization, or relief of debtors or seeks to have an order for relief entered with respect to the Guarantor or seeks to be adjudicated a bankrupt or insolvent, or seeks reorganization, arrangement, adjustment, liquidation, dissolution, composition or other relief with respect to the Guarantor or the Guarantor's debts, or seeks the appointment of a receiver, trustee, custodian, or other similar official for the Guarantor or for all or any substantial part of the Guarantor's property;

(d)

the Guarantor makes a general assignment for the benefit of creditors;

(e)

there is commenced against the Guarantor, any case, proceeding or other action of the type referred to in clause (c) above or seeking the issuance of a warrant of attachment, execution, distraint, or similar process against all or any substantial part of the Guarantor's property, which case, proceeding or other action results in an entry of an order for relief or is not dismissed, discharged or bonded within sixty days of the commencement thereof;

(f)

the Guarantor takes any action indicating the Guarantor's consent to, approval of, or acquiescence in or in furtherance of, any of the acts set forth in clause (c) and (e) above;

(g)

the death or incapacity of a Guarantor, if an individual;

(h)

the Guarantor admits in writing the Guarantor's inability to pay the Guarantor's debts as they mature;

(i)

the Guarantor terminates or dissolves or suspends the Guarantor's usual business activities or conveys, sells, leases, transfers or otherwise disposes of all or a substantial part of the Guarantor's property, business or assets other than in the ordinary course of business;

(j)

the Obligations are not paid when due or demanded; or

(k)

the existence or occurrence at any time of one or more conditions or events which, in the sole opinion of the Bank, has resulted or is reasonably likely to result in a material adverse change in the business, properties or financial condition of the Guarantor;

then,  in any of such events any or all of the Liabilities shall, at the Bank's option, become immediately due and payable by the Guarantor, without demand or notice.  In addition, upon the occurrence of any Event of Default, the Bank shall be entitled to setoff against and apply to the payment of Guaranteed Obligations the balance of any account or accounts maintained with the Bank or any of the Bank’s affiliates by the undersigned and to exercise any other right or remedy granted hereunder or available at law or in equity, including, but not limited to, the rights and remedies of a secured party under the Civil Code of Quebec.

6.

Parties.

This Guaranty shall inure to the benefit of the Bank and its successors, assigns or transferees, and shall be binding upon the Guarantor and its successors and assigns and heirs and legal representatives.  The Guarantor shall not delegate any of the Guarantor's duties under this Guaranty without the prior written consent of the Bank.

7.

Notices.

Any notice shall be conclusively deemed to have been received by a party hereto and to be effective on the day on which delivered to such party at the address set forth below if hand delivered or sent by Federal Express or other reputable courier of national reputation, or if sent by registered or certified mail, on the third business day after the day on which mailed in the United States or Canada, as the case may be, addressed to such party at said address:

(a)

if to the Bank, at

CITIBANK, F.S.B. 666 5th Avenue, 3rd Floor New York, NY 10103 Attention: Michael Peroni

(b)

if to the Guarantor,

1710, ROUTE TRANS-CANADA, DORVAL (QUÉBEC), CANADA H9P 1H7 Attention: _____________________

- and -

(c)

as to each such party at such other address as such party shall have designated to the other in a written notice complying as to delivery with the provisions of this Section 7.

8.

Right to Deal with the Borrower.

At any time and from time to time, without terminating, affecting or impairing the validity of this Guaranty or the obligations of the Guarantor hereunder, the Bank may deal with the Borrower in the same manner and as fully as if this Guaranty did not exist and shall be entitled, among other things, to grant the Borrower, without notice or demand and without affecting the Guarantor's liability hereunder, such extension or extensions of time to perform, renew, compromise, accelerate or otherwise change the time for payment of or otherwise change the terms of indebtedness or any part thereof contained in or arising under any Loan Document or any other document evidencing Obligations of the Borrower to the Bank, or to waive any obligation of the Borrower to perform, any act or acts as the Bank may deem advisable.

9.

Delivery of Financial Statements.

The Guarantor shall deliver to the Bank:

(a)

If the Guarantor is other than an individual, annually, as soon as available, but in any event within 120 days after the last day of each of its fiscal years, a balance sheet of the Guarantor and its subsidiaries, as at such last day of the fiscal year, and statements of income and retained earnings and cash flow for such fiscal year, each prepared in accordance with generally accepted accounting principles consistently applied, in reasonable detail.

(b)

If the Guarantor is an individual, annually, as soon as available, but in any event within 120 days after the last day of each calendar year, the personal financial statement of the Guarantor on the Bank's standard form or such other form as may be acceptable to the Bank from time to time.

(c)

Promptly after a written request therefor, such other financial data or information as the Bank may reasonably request from time to time.

10.

Survival of Representations, Warranties, and Agreements.

All representations, warranties, covenants and agreements made herein, including representations and warranties deemed made herein, shall survive any investigation or inspection made by or on behalf of the Bank and shall continue in full force and effect until all of the obligations of the Guarantor under this Guaranty shall be fully performed in accordance with the terms hereof, and until the payment in full of the Guaranteed Obligations.

11.

GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.  THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF QUEBEC AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.  THE GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURT LOCATED IN QUEBEC IN ANY ACTION, SUIT OR PROCEEDING BROUGHT AGAINST THE GUARANTOR AND RELATED TO OR IN CONNECTION WITH THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE GUARANTOR HEREBY WAIVES AND AGREES NOT TO ASSERT BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE IN ANY SUCH SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT THE GUARANTOR IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, THAT THE SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE SUIT, ACTION OR PROCEEDING IS IMPROPER, OR THAT THIS GUARANTY OR ANY DOCUMENT OR ANY INSTRUMENT REFERRED TO HEREIN OR THE SUBJECT MATTER THEREOF MAY NOT BE LITIGATED IN OR BY SUCH COURTS. NOTWITHSTANDING THE FORGOING, THE BANK SHALL HAVE THE RIGHT TO BRING ANY ACTION OR PROCEEDING AGAINST THE GUARANTOR OR ITS PROPERTY IN THE COURTS OF ANY OTHER JURISDICTION. TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE GUARANTOR AGREES (i) NOT TO SEEK AND HEREBY WAIVES THE RIGHT TO ANY REVIEW OF THE JUDGMENT OF ANY SUCH COURT BY ANY COURT OF ANY OTHER NATION OR JURISDICTION WHICH MAY BE CALLED UPON TO GRANT AN ENFORCEMENT OF SUCH JUDGMENT AND (ii) NOT TO ASSERT ANY COUNTERCLAIM, IN ANY SUCH SUIT, ACTION OR PROCEEDING UNLESS SUCH COUNTERCLAIM COULD NOT, BY REASON OF ANY APPLICABLE FEDERAL OR STATE PROCEDURAL LAWS, BE INTERPOSED, PLEADED OR ALLEGED IN ANY OTHER ACTION.  THE GUARANTOR AGREES THAT SERVICE OF PROCESS MAY BE MADE UPON THE GUARANTOR BY CERTIFIED OR REGISTERED MAIL TO THE ADDRESS FOR NOTICES SET FORTH IN THIS GUARANTY OR

ANY METHOD AUTHORIZED BY THE LAWS OF THE PROVINCE OF QUEBEC.  THE GUARANTOR IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS GUARANTY, THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

12.

Miscellaneous.

(a)

If this Guaranty is executed by two or more parties, they shall be solidarily (jointly and severally) liable hereunder, and the word "Guarantor" wherever used herein shall be construed to refer to each of such parties separately, all in the same manner and with the same effect as if each of them had signed separate instruments; and in any such case this Guaranty shall not be revoked or impaired as to any one or more of such parties by the death or dissolution of any of the others or by the revocation or release of any liabilities hereunder of any one or more of such other parties and the Bank may proceed against none, one or more of the Guarantors at one time, or from time to time, in its sole and absolute discretion.

(b)

If any term of this Guaranty or any application hereof shall be invalid or unenforceable, the remainder of this Guaranty and any other application of such term shall not be affected thereby.

(c)

Any term of this Guaranty may be amended, waived, discharged or terminated only by an instrument in writing signed by the Guarantor and the Bank.  No notice to or demand on the Guarantor shall be deemed to be a waiver of the obligations of the Guarantor or of the right of the Bank to take further action without notice or demand as provided in this Guaranty.  No course of dealing between the Guarantor and the Bank shall change, modify or discharge, in whole or in part, this Guaranty or any obligations of the Guarantor hereunder.  No waiver of any term, covenant or provision of this Guaranty shall be effective unless given in writing by the Bank and if so given shall only be effective in the specific instance in which given.

(d)

The headings in this Guaranty are for purposes of reference only and shall not limit or define the meaning hereof.

(e)

No delay or omission by the Bank in the exercise of any right under this Guaranty shall impair any such right, nor shall it be construed to be a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise of any other right.

(f)

The liability of any Guarantor under this Guaranty may be terminated, but only with respect to Guaranteed Obligations arising subsequent to the effective Date of Termination, upon written notice to that effect, signed and delivered by the Guarantor to the Bank, provided, however, that such termination shall only be effective upon the Bank's receipt thereof.  In the event of such termination, the Guarantor shall remain liable with respect to the Guaranteed Obligations prior to date of termination, including any renewals, extensions, modifications thereof, and this Guaranty shall remain in full force and effect as if no such termination has been made.

(g)

The execution and delivery of this Guaranty shall not supersede, terminate, modify or supplement in any manner any other Guaranty previously executed and delivered to the Bank by a Guarantor and no release or termination of any Guaranty shall be construed to terminate or release any other Guaranty unless such Guaranty is specifically referred to in any such termination.

(h)

If, for the purposes of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into the currency of the jurisdiction giving such judgment (the “Judgment Currency”) an amount due hereunder in any other currency (the “Original Currency”), then the date on which the rate of exchange for conversion is selected by the court is referred to herein as the “Conversion Date”.  If there is a change in the rate of exchange between the Judgment Currency and the Original Currency between the Conversion Date and the actual receipt by the Bank of the amount due hereunder or under such judgment, the Guarantor shall, notwithstanding such judgment, pay all such additional amounts as may be necessary to ensure that the amount received by the Bank in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Original Currency.  Guarantor's liability hereunder constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due under this Guaranty.  The term "rate of exchange", as used herein, includes any premiums or costs payable in connection with the currency conversion then being effected.

(i)

All payments to be made hereunder by the Guarantor shall be made free and clear of, and without deduction or withholding for or on account of, any present or future tax, levy, impost, duty, charge, assessment or fee (including interest, penalties and additions thereto) (herein “Taxes”), but excluding net income taxes and taxes on capital.  If any Taxes are required to be withheld from any payment hereunder, the Guarantor shall: (a) increase the amount of such payment so that the Bank will receive a net amount (after deduction and withholding of all Taxes) equal to the amount otherwise due hereunder; (b) pay such Taxes to the appropriate taxing authority for the account of the relevant Bank and (c) as promptly as possible thereafter, send the Bank an original receipt showing payment thereof, together with such additional documentary evidence as the Bank may from time to time reasonably require. The Bank shall use reasonable measures to avoid or to minimize any amounts which might otherwise be payable pursuant to this section, but the Bank shall not be required to disclose any information about its taxes to the Guarantor that is not publicly available. If the Guarantor fails to perform its obligations under this Section, the Guarantor shall indemnify the Bank for any incremental Taxes, interest or penalties that may become payable by the Bank as a consequence of such failure. The obligations of the Guarantor under this Section shall survive the termination of this Guaranty.

(j)

The Guarantor acknowledges that it has required that this agreement and all related documents be drawn up in English.  La caution reconnaît avoir exigé que la présente convention et tous les documents connexes soient rédigés en anglais.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Guaranty as of the day and year first above written.

GRAND TOYS LTD.

By:_________________________________

Name:

Title:

WITNESS:____________________________

For value received, International Playthings, Inc. hereby endorses and assigns to Citibank, F.S.B., all of its right, title and interest to the Intercompany Demand Promissory Note made by Grand Toys Ltd., dated October 25, 2005, payable to International Playthings, Inc.

INTERNATIONAL PLAYTHINGS, INC.

By:__________________________

Name:

Title:

GRAND TOYS INTERNATIONAL LIMITED

Signatures

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated November 14, 2005

GRAND TOYS INTERNATIONAL LIMITED.

By: /s/ Henry Hai Lin Hu
Henry Hai Lin Hu
Chief Executive Officer and Chairman of the Board